

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



May 31th, 2006

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated October 24th, 2005.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on October 25th, Sogecable, S.A gives notice of the appointment of Mr. Juan María Arenas Uría as member of the Audit and Compliance Commission.
(ii) November 15th, Today the Spanish High Court has fully confirmed the approval of the integration of Vía Digital in Sogecable, as agreed by the Spanish cabinet meeting on November 29th, 2002.
(iii) Notice issued on January 30th, 2006, Sogecable' s Board of Directors approved a favourable report regarding the public offer for the acquisition of Sogecable shares presented by Promotora de Informaciones, S.A. (PRISA).
(iv) Report issued by the Sogecable, S.A. Board of Directors in accordance with the provisions set forth in article 20 of Royal Decree 1197/1991, dated july 26, governing the public offer for sale of shares belonging to the company presented by Promotora de Informaciones, S.A. and authorized by the National Securities Market Commission (CNMV) on 23 January 2006.
(v) January 31st, 2006 Sogecable, S.A. announces the first call to the extraordinary general meeting of shareholders which is scheduled to be hold on 2 March, 2006.
(vi) February 8th, 2006 Sogecable has reached an agreement with Warner and Dalbergia to purchase their respective ownership interest in the share capital of Canal Satélite Digital S.L.(CDS)
(vii) February 14th, 2006 Sogecable's Board of Directors has decided to call a General Shareholders Meeting to be held, on first call, on March 21, 2006, and submits the agenda.





Avda. de los Artesanos nº6 - 28760.Tres Cantos. Madrid
Tel. 91 736 70 00 Fax 91 736 89 05

Sogecable S.A. inscrita en el Registro Mercantil de Madrid.Tomo 9458 de Sociedades, Folio 122 . Hoja nº 87787, Inscripción primera. C.I.F A 79.114.815


JUN 0 5 2006
WASH. D.C.
199
SECTION

(viii) February 20th, 2006 Sogecable sends the Agenda for the General Shareholders ' Meeting to be held on 21 March 2006 or 22 March 2006, on first or second call, respectively.

(ix) Notice issued on 2 March 2006, Sogecable reports that pursuant provisions of Article 12 of its By-laws, an Extraordinary General Shareholders' Meeting was held to inform the shareholders of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones S.A. (PRISA).

(x) March 21st, 2006, Sogecable's Board of Directors adopted several resolutions to be proposed to the Annual General Shareholders Meeting, in relation to items 3 and 10 on the agenda.

(xi) March 21st, 2006, Sogecable reports all resolutions approved on the General Shareholders' Meeting. Changes on the Board and of the Committees members.

(xii) March 31st, 2006 Sogecable communicates It has increased its share capital, for the purpose of acquiring the ownership interests of TW Spanish TV Investments LLC (Warner) and Dalbergia in Canal Satélite Digital S.L.

(xiii) April 10th, 2006, on the date thereof, new shares of Sogecable was inititated on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and in the Spanish computerized trading system (continuous market).

(xiv) April 18th, 2006, Sogecable's Board of Directors has appointed Ms. Agnés Noguera Bores as Director, by co-optation, at the proposal of Promotora de Informaciones S.A.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The second half year report of 2005

(ii) The annual account 2005

(iii) The first quarter report of 2006.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

Iñigo Dago Elorza
General Secretary
Sogecable, S.A.

Madrid, 25 October 2005

NOTIFICATION OF RELEVANT INFORMATION

At the meeting that was held today, the board of directors of Sogecable resolved to appoint Mr Juan María Arenas Uría as a member of the Audit and Compliance Commission.

Mr Arena Uría is a controlling shareholder, in representation of the company Eventos, S.A.

The composition of the Audit and Compliance Commission is as follows:

Chairman:
Mr Jaime Terceiro Lomba

Members:
Mr Gregorio Marañón Betrán de Lis
Mr Luis Lada Díaz
Mr Juan María Arenas Uría

Yours,
Iñigo Dago Elorza
Secretary of the Council

Tres Cantos (Madrid), 15 November 2005

NOTIFICATION OF RELEVANT INFORMATION

The Supreme Court has fully confirmed the resolutions taken by the Council of Ministers on 29 November 2002, through which the merger of DTS Distribuidora de Televisi6n Digital, S.A. (Vía Digital) with SOGECABLE. S.A. was authorised, subject to the satisfaction of 34 conditions.

SOGECABLE accepted the conditions of the Council of Ministers, and presented an action plan concerning the satisfaction of the aforementioned conditions in due time and manner. This plan was subsequently approved by the Defence of the Competition Service, although an application for a judicial review of decisions of administrative agencies was filed with the third chamber of the Supreme Court against four of the conditions set forth in the agreement concerning markets other than the broadcast of football matches, as they were considered unnecessary.

Likewise, Cableuropa (ONO) and Telecinco, presented two applications for judicial reviews of decisions of administrative agencies which were filed with the same chamber of the Supreme Court. These were lodged for different reasons, fundamentally through their discrepancy with the authorisation from the Council of Ministers, in the belief that the operation restricted competition. For the same reasons, Mediapark, AUNA and the operators that make up the AOC (Euskaltel, Teneria, Telecable and R) also filed appeals. To the foregoing it is necessary to add the appeal lodged by Disney, although this was limited to challenging the requirement that the contracts to be signed by SOGECABLE with a large studios could not exceed three years.

Following the abandonment of the Mediapark appeal, the Supreme Court has today pronounced a ruling, with regard to the issues brought by SOGECABLE (against four conditions), as well as ONO, Telecinco and Disney, rejecting all of them and confirming the full validity of the resolutions taken by the Council of Ministers on 29 November 2002, which authorised the merger operation of Vía Digital with Sogecable.

Signed. Iñigo Dago
Secretary General


WASH, D.C.
199
SECTION

Madrid, 30 January 2006

NOTIFICATION OF RELEVANT INFORMATION

At its meeting held today, the Sogecable board of directors approved a favourable report regarding the public offer for the acquisition of Sogecable shares, presented by Promotora de Informaciones, S.A. (PRISA), in accordance with article 20 of Royal Decree 1197/1991. This offer was authorised by the National Securities Market Commission (CNMV) on 23 January 2006.

The aforementioned report shall be sent to the National Securities Market Commission and to the representatives of the Sogecable workers, prior to publication of the same through any of the means set forth in article 18.1 of the foregoing Royal Decree.

Likewise, in accordance with article 13 of the articles of association, the board of directors has agreed to convene an extraordinary general meeting of shareholders which shall be held at Avda. de los Artesanos, 6, Tres Cantos, (Madrid), on 2 March at 12 noon on the first call to meeting and on 3 March at the same time for the second call to meeting.

Yours,

Iñigo Dago Elorza
Secretary of the Board

REPORT ISSUED BY THE SOGECABLE, S.A. BOARD OF DIRECTORS IN ACCORDANCE WITH THE PROVISIONS SET FORTH IN ARTICLE 20 OF ROYAL DECREE 1197/1991, DATED 26 JULY, GOVERNING THE PUBLIC OFFER FOR SALE OF SHARES BELONGING TO THE COMPANY PRESENTED BY PROMOTORA DE INFORMACIONES, S.A. AND AUTHORISED BY THE NATIONAL SECURITIES MARKET COMMISSION (CNMV) ON 23 JANUARY 2006.

Madrid, 30 January 2006

For the purposes of the provisions set forth in article 20.1 of Royal Decree 1197/1991, dated 26 July, governing the regulations of public offers for the sale of shares, at its meeting in Madrid on 30 January 2006, the board of directors of the company Sogecable, S.A. (hereinafter 'Sogecable') drafted and approved the following report concerning the public offer for the acquisition of Sogecable shares (the 'Offer') prepared by Promotora de Informaciones, S.A. (hereinafter 'PRISA') authorised by the CNMV on 23 January 2006.

The Offer prepared by PRISA is currently the sole public offer for the purchase of Sogecable shares authorised by the CNMV, as this board is unaware of the presentation of any other competing offer. In the event that a competing offer is presented and authorised, this board shall proceed to evaluate the competing offer and issue the corresponding report regarding the said offer in accordance with the provisions set forth in Chapter V of Royal Decree 1197/1991, dated 26 July.

1. MAIN CHARACTERISTICS OF THE OFFER

In accordance with the Offer prospectus prepared by PRISA, the main characteristics of the offer are the following:

1.1 The offerer

The offerer is the Spanish company PRISA. The offer is targeted at all of the Sogecable shareholders, with the exception of PRISA, and does not extend to the warrants issued by Sogecable in the financing procedure carried out during 2003, for the purpose of the merger of Vía Digital with SOGECABLE. The shares that are the object of the offer must be transferred free from liens and encumbrances and third-party rights that restrict their political or economic rights or their free transferability.

1.2 Securities to which the offer is extended

The offer is extended to a maximum of 26,712,926 Sogecable shares, representing 20% of its share capital.

1.3 Consideration

PRISA offers the Sogecable shareholders a cash consideration of 37 euros per share.

In 2005, Sogecable proceeded to cancel the participatory loan granted by PRISA, within the financing framework of the merger of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital) with Sogecable, including the interest accrued up until the date of cancellation, for an amount of 59,709,000 euros.

Sogecable has an agreement signed with PRISA for the provision of services of various types. These include consultancy on tax, financing, data processing, insurance and securities, for which it receives an annual remuneration of 0.333% of the consolidated liquid turnover of Sogecable. In 2005 this reached 5,285,000 euros.

Until the launch of Cuatro, Gestora de Medios, S.A. (GDM), a company 100% held by PRISA, handled the advertising of all the Sogecable mediums. In 2005 this amounted to earnings applicable to Sogecable of 43,750,000 euros and commission expenses for an amount of 9,300,000 euros. Following the launch of Cuatro, Sogecable has incorporated a joint company with GDM (Sogecable Media S.L.), held 75% by Sogecable and 25% by GDM, for the exploitation of all advertising mediums.

PROGRESA, a fully held subsidiary of PRISA, prepares the magazine for subscribers to Canal + and Digital +. The cost for the preparation of this magazine for Sogecable in 2005 was 7,214,000 euros.

PRETESA, a PRISA company that operates under the LOCALIA trademark, acquired Sogecable contents in 2005 for an amount of 3,808,000 euros.

Finally, several companies belonging to the PRISA Group have maintained a service or commercial relationship with Sogecable throughout 2005. The breakdown of revenue and expense of Sogecable is set forth below:

(In thousands of euros)

	Revenue	Costs
PRISACOM	108	538
EL PAIS	184	736
CADENA SER	24	1087
DIARIO AS	518	515
GRAN VIA MUSICAL	228	264
ITACA	1	344

3.2 Agreement between PRISA and the Sogecable directors

The directors, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Diego Hidalgo, Mr Gregorio Marañón and Mr Francisco Pérez González are directors of Sogecable appointed at the proposal of PRISA.

1.4 Deadline for acceptance

The deadline for acceptance of the Offer is 45 days from the date of publication of the first of the announcements of the Offer. As a consequence, the deadline for acceptance finishes on 9 March 2006.

Notwithstanding the foregoing, PRISA may extend the deadline for acceptance under the terms set forth in the applicable regulations.

1.5 Conditions to which the offer is subject

The effectiveness of the offer is only subject to the purchase of a minimum of 21,370,341 Sogecable shares, representing 16% of its current share capital.

The purchaser has reserved the right to waive this condition under the terms set forth in the offer prospectus.

2. GENERAL CONSIDERATIONS

2.1 Concerning the purpose of the offer and the plans for Sogecable

In the offer prospectus, PRISA has declared that its intention is to expand and consolidate its presence in the audiovisual sector and maintain a line of continuity with regard to the activity carried out by Sogecable. PRISA has participated in the management of Sogecable since its creation.

With regard to the strategic objective of PRISA concerning Sogecable, it is hereby placed on record that this is set forth in chapter IV of the Offer prospectus.

2.2 Concerning the financial advice received

At its meeting on 7 November 2005, the Sogecable board of directors resolved to appoint Morgan Stanley (España) S.A. (hereinafter 'Morgan Stanley') as the company's financial consultant with regard to the offer.

In this regard, the Sogecable board of directors requested Morgan Stanley to issue a fairness opinion on the offer.

On 30 January 2006, Morgan Stanley issued its fairness opinion regarding the offer and placed it at the disposal of the board of directors of Sogecable, S.A. Their report set forth that from a financial point of view the consideration offered by PRISA is fair for the company's shareholders.

3. AGREEMENTS BETWEEN PRISA AND SOGECABLE OR THE SOGECABLE DIRECTORS

3.1 Agreements between PRISA and Sogecable

PRISA and Sogecable hold the following commercial and contractual relations:

1. I value positively the offer presented by Promotora de Informaciones, S.A. and authorised by the CNMV (National securities Market Commission) on 23 January 2006.

2. I have no individual agreement with Promotora de Informaciones, S.A. or with the offer that has been presented.

3. I am the owner of 100 Sogecable shares and I have the intention of taking part in the public offer presented by Promotora de Informaciones, S.A. with the totality of the Sogecable shares that I own.

This report concerning the public offer for the acquisition of shares in Sogecable, S.A. prepared by Promotora de Informaciones, S.A. and authorised by the CNMV (National Securities Market Commission) on 23 January 2006, has been unanimously approved by all of the board members of Sogecable,. S.A.

evaluate the aforementioned offer for the purpose of adopting a decision in this regard.

(iii) Mssrs Abril Pérez, Gilolmo López and Lada Díaz declare that they are owners of one (1) single Sogecable share, and as such have no intention of taking part in the offer

(iv) Mr Martín Villa declares his intention to accept the offer, with regard to the totality of his shareholding in Sogecable, with the exception of one (1) share, which he shall keep, unless a competing offer with a higher price is authorised. In this case he shall value the aforementioned offer for the purpose of adopting a decision in this regard.

(v) It is hereby placed on record that the board member, Mr Diego Hidalgo Schnur is unable to attend the meeting of the board of directors and has written to the chairman of the board of directors of the company in order to incorporate the following literal transcription into this report:

Faced with the impossibility of being able to attend the meeting of the board of directors of Sogecable, which will be held on Monday 30 January at 12:30 p.m., I hereby delegate the member of the board, Mr Javier Díez de Polanco to vote on all the issues that are submitted for approval, with regard to the only point on the agenda, and in particular, for the purposes of the provisions set forth in article 20 of Royal Decree 1197/1991, in my capacity as a director of Sogecable representing controlling shareholders, appointed at the urging of Promotora de Informaciones, S.A. (PRISA), hereby manifest the following with regard to the public offer for the acquisition of Sogecable shares, presented by PRISA.

1. I value positively the offer presented by Promotora de Informaciones, S.A. and authorised by the CNMV (National Securities Market Commission) on 23 January 2006.

2. I am a member of the board of PRISA and, at the proposal of PRISA, Also of Sogecable. Apart from the foregoing I do not have any individual agreement with PRISA or with the offer presented.

3. I am the owner of 200 Sogecable shares and I have the intention of taking part in the public offer presented by Promotora de Informaciones, S.A. with the totality of the Sogecable shares that I own.

It is hereby placed on record that the board member, Mr Jean Francois Dubos, is unable to attend the meeting of the board directors and has written to the chairman of the board of directors of the company in order to incorporate the following literal transcription into this report:

For the purposes of the provisions set forth in article 20 of Royal Decree 1197/1991, I, Jean Francois Dubos, in my capacity as a director of Sogecable representing controlling shareholders, appointed at the urging of Vivendi Universal, hereby manifest the following with regard to the public offer for the acquisition of Sogecable shares, presented by PRISA.

PRISA has not reached any other agreement with the Sogecable directors with regard to the offer.

4. OPINION AND OBSERVATIONS OF THE BOARD OF DIRECTORS WITH REGARD TO THE OFFER AND INTENTIONS OF THE DIRECTORS TO ACCEPT THE OFFER

The directors linked to the offerer, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Diego Hidalgo, Mr Gregorio Marañón and Mr Francisco Pérez González have expressly set forth their conflict of interest caused through their connection with PRISA.

The Sogecable board of directors values positively the fact that PRISA wishes to increase its stake in the company, as PRISA has lengthy experience in the audiovisual sector and because the company has driven and managed Sogecable since the launch of the pay-per-view business in Spain.

With regard to the consideration offered, the Sogecable board of directors considers that this is fair from a financial point of view. This has been confirmed by Morgan Stanley in its fairness opinion addressed to the board of directors.

As a consequence, and given the current circumstances, the opinion of the board of directors of Sogecable is favourable to the public offer for the acquisition of shares presented by PRISA.

There is no individual and specific opinion from any board member of Sogecable that differs to the collective opinion set forth above.

The intention of the members of the board of directors of Sogecable that hold company shares with regard to the offer is as follows:

(i) The directors that are linked with the offerer, Mr Juan Luís Cebrián, Mr Javier Díez de Polanco, Mr Gregorio Marañón and Mr Francisco Pérez González, having declared the situation of a conflict of interest in which they find themselves, wish to place the following on record in this report:

(a) They value the offer presented by PRISA positively.

(b) In their status as individual shareholders of Sogecable they declare their decision to accept the offer, with regard to the totality of their shareholding (direct or indirect) in Sogecable, unless a competing offer with a higher price is authorised. In this case they shall assess the aforementioned offer for the purpose of adopting a decision in this regard. Mr Pérez González has no direct or indirect shareholding in Sogecable.

(ii) Mssrs Blasco Bosqued, Falcó and Fernández de Córdova, García-Nieto Portabella, Gómez-Navarro Navarrece, Pérez Claver, Rodes Castañé and Terceiro Lomba declare their intention to accept the offer, with regard to the totality of their shareholding (direct or indirect) in Sogecable, unless a competing offer with a higher price is authorised. In this case they shall

Madrid, 8 February 2006

COMMUNICATION OF RELEVANT INFORMATION

Sogecable has reached an agreement with Warner and Dalbergia to purchase their respective ownership interest in the share capital of Canal Satélite Digital S.L. (CDS). With this purchase, Sogecable increased its previous 85.5% stake in CSD to 100% of the share capital of this company.

Sogecable also reached an agreement with Warner to purchase Warner's 10% ownership interest in Cinemanía, S.L. Consequently, Sogecable will also increase its holding in this company to 100%.

The price set for Warner and Delbergia's holdings in CSD is €108.75 million, implying that the company's book value is €750 million. The price set for Warner's holding in Cinemanía S.L. is €2.9 million.

Of this amount, €5.6 million is to be paid in cash and the remainder is to be paid by means of the exchange of newly issued shares in CSD. Sogecable will propose a capital increase to the General Shareholders' Meeting, with disapplication of pre-emption rights , so that the shares may be fully subscribed by Warner and Dalbergia.

Iñigo Dago Elorza
Secretary of the Board of Directors

Shareholders are also advised that in accordance with the provisions of article 97.3 of the Public Limited Companies Act, those shareholders who represent at least five percent of the share capital may ask for an addendum to the notice convening the General Meeting to be published, including one or more points on the Agenda. This right must be exercised by notice in due form which must be received at the registered office within the five days following the publication of this notice.

IV. EXERCISE OF THE RIGHT TO VOTE

Having regard to the fact that the only point on the Agenda for the General Meeting is for information purposes only, it is not necessary to establish the necessary mechanisms for the exercise by the shareholders of the right to vote. This is deemed to apply without prejudice to the right of the shareholders to make such comments as they consider appropriate in relation to the said Agenda in the General Meeting itself.

However, if prior to the General Meeting being held new points are included on the Agenda that are liable to be put to a vote, the necessary mechanisms for the exercise by the shareholders of the right to vote shall be established and details of the said mechanisms shall be given in the corresponding addendum to the notice convening the General Meeting.

V. PRESENCE OF A NOTARY PUBLIC

The Board of Directors has requested the presence of a Notary Public to take the minutes of the General Meeting.

VI. INTENDED TIME FOR HOLDING THE MEETING

It is intended to hold the General Meeting on the first call, that is to say on 2 March 2006, at the place and time shown above.

For further information shareholders may contact the Sogecable, S.A. Shareholder Attention Office by calling 91 736 70 25 between 10 am and 2.30 pm and 3.30 pm and 5.30 pm, Monday to Friday, or by sending an e–mail to secgeneral@sogecable.com.

Tres Cantos (Madrid), 1 February 2006
The Secretary General and the Board of Directors

[Shareholders' Register], Apartado número 1177 F.D. 28080 Madrid. The attached return envelope supplied by Sogecable, S.A. may be used.

III. RIGHT TO INFORMATION

As from the date of this notice, in accordance with the provisions of the law, article 14 of the Articles of Association and article 5 of the General Meeting Regulations, shareholders have the right to examine at the registered office (Avenida de los Artesanos, 6, Tres Cantos, Madrid) and consult on the Company's website (www.sogecable.com) and to ask to be given or sent, immediately and free of charge, a copy of the following document:

- Text of the report in favour of the takeover bid for shares of Sogecable, S.A. in accordance with article 20 of Royal Decree 1197/1991, approved by the Board of Directors on 30 January 2006.

The shareholders may also examine at the registered office (Avenida de los Artesanos, 6, Tres Cantos, Madrid) and consult on the Company's website (www.sogecable.com) the following documents:

- Explanatory memorandum on takeover bid for shares of Sogecable made by Promotora de Informaciones S.A. on 23 January 2006.
- Notice of the takeover bid for shares of Sogecable made by Promotora de Informaciones S.A. on 23 January 2006.

In accordance with the provisions of article 112 of the Public Limited Companies Act [*Ley de Sociedades Anónimas*] and article 5 of the General Meeting Regulations, by giving written notice shareholders may ask the directors for information or clarification up to seven days prior to the date fixed for the General Meeting, or ask questions about the matters contained in the Agenda and about the publicly accessible information provided by the Company to the National Securities Market Commission [*Comisión Nacional del Mercado de Valores*] since the last the General Meeting was held.

The person making the request must prove his/her identity in the case of a written request by means of a photocopy of his/her Spanish National Identity Document or passport and, in the case of legal persons, a document that adequately proves his/her representative capacity. In addition the person making the request must prove his/her status as a shareholder or provide sufficient details to enable this to be verified by the Company.

SOGECABLE, S.A.

Notice of Extraordinary General Meeting

By resolution of the Board of Directors of Sogecable, S.A. the Company's shareholders are called to the Extraordinary General Meeting to be held at the Company's registered office at Avenida de los Artesanos, 6, Tres Cantos (Madrid) at 12 noon on 2 March 2006 on first call and on 3 March 2006 on second call.

The intention is to hold the **General Meeting on the first call on 2 March 2006** at the place and time indicated, with the following

AGENDA

1. Report on the takeover bid for shares of Sogecable, S.A. from Promotora de Informaciones, S.A.

I. RIGHT TO ATTEND

Shareholders who individually or as a group own at least one hundred shares and who have them registered in the appropriate accounting register five days prior to the date indicated for the General Meeting and who have the appropriate attendance pass may attend the General Meeting. Attendance passes will be issued by the Company from the day on which this notice is published in accordance with the provisions of article 6 of the General Meeting Regulations.

II. RIGHT OF REPRESENTATION

Every shareholder who has the right to attend may appoint someone else as his/her proxy. That person must be a shareholder or director of the Company, without prejudice to the cases of family representation and execution of general powers of attorney, complying with the requirements and formalities laid down in article 17 of the Articles of Association, article 7 of the General Meeting Regulations and the law.

In order to appoint a proxy by delivery or post, shareholders must fill in and sign the "Proxy" section of the paper version of the attendance and proxy pass posted to them by Sogecable, S.A. These proxies must be accepted by the person appointed as proxy, otherwise they cannot be used.

The pass, duly signed and completed, must be delivered to the registered office of Sogecable, S.A. or sent by post to the following address: Registro de Acciones

Tres Cantos (Madrid), 31 January 2006

OTHER COMMUNICATIONS

SOGECABLE, S.A. hereby announces the first call to the extraordinary general meeting of shareholders which is scheduled to be held on 2 March 2006, at 12 noon, in Avda de los Artesanos, 6, Tres Cantos (Madrid). The text of the official announcement of the call to meeting which shall be published on 1 February 2006 is also attached.

All of the information that the company places at the disposal of the shareholders concerning the next extraordinary general meeting of shareholders can be viewed at www.sogecable.com.

Tres Cantos (Madrid), 14 February 2006



COMMUNICATION OF RELEVANT INFORMATION

At its meeting held on the date hereof, the Board of Directors of SOGECABLE adopted the following resolutions:

- "Call a General Shareholders' Meeting to be held in Tres Cantos, Madrid at 12:00 p.m. on 21 March 2006 at first call, and at the same time on 22 March 2006 at second call. The General Meeting is foreseeably to be held at 12:00 p.m. on 21 March 2006 at first call. The Agenda items to be dealt with are as follows:

AGENDA

1. Examination and approval, if appropriate, of the Company's and Consolidated Group's Financial Statements – Balance sheets, Income Statements, and Notes to Financial Statements – and Management Reports for 2005, and the proposed distribution of profit.

2. Approval of the management of the Board of Directors in 2005.

3. Determination of the number of Board of Director members. Discontinuation and appointment of Directors.

4. Adoption of the appropriate resolutions in relation to the auditor of the Company's and Consolidated Group's financial statements, in accordance with the provisions of Article 42 of the Spanish Commercial Code, and Article 204 of the Spanish Corporations Act.

5. Amendment of Articles 13, 14 and 18 bis of the By-laws in relation to (i) types of General Shareholders' Meetings, (ii) call of such meetings and (ii) remote voting.

6. Amendment of Articles 3, 4, and 14 of the Regulations of the General Shareholders' Meeting relating to (i) the types of General Shareholders' Meeting, (ii) notice of the call of meetings and (ii) remote voting, respectively.

7. Capital increase by an amount to be determined corresponding to the number of shares resulting from rounding down the result of dividing 106,067,181,122 by the market price per Company share, i.e. the share's average weighted price per volume for the five days on which it was listed prior to the General Shareholders' Meeting date; disapplication of pre-emption rights given that the shares will be paid by means of the non-monetary contribution of shares of Canal Satélite Digital, S.L. and, accordingly, will be issued to the holders of these shares; projection of incomplete subscription; empowerment of the Board of Directors to increase capital and authorisation to set the share premium and to amend Article 5 of the By-laws.

8. Granting of power to the Board of Directors to increase capital one or several times, and authorisation to disapply pre-emption rights, under the terms provided in Article 153.1 b) of the Spanish Corporations Act.

9. Authorisation for direct or indirect derivative acquisition of treasury shares subject to legal limits and requirements, annulling the part not executed of the authorisation granted for the derivative acquisition of treasury shares at the General Shareholders' Meeting held on 27 April 2005.

10. Determination of a Remuneration Plan for Sogecable Group Executive Directors and management

11. Authorisation to the Company's Board of Directors to completely undertake and carry out the foregoing resolutions, expressly including the exercise of the powers to interpret, rectify and complete such resolutions and have them notarised in a public instrument.

In accordance with additional provision three of Royal Decree 291/1992 of 27 March, SOGECABLE shall forward its individual and consolidated financial statements, management reports and related auditors' reports to the respective Stock Exchange Governing companies and the Spanish National Securities Market Commission no later than the date of publication of its notice of call of the General Shareholders' Meeting.

- Jointly empower the Chairman, Chief Executive Officer and Secretary of the Board of Directors so that any of them indistinctly, may respond to all questions and requests for information by shareholders pursuant to Article 12 of Spanish Corporations Act.

- Approve the Annual Corporate Governance Report for 2005 in accordance with Article 116 of the Spanish Securities Market Act.

SOGECABLE, S.A.
Call of the Annual General Shareholders' Meeting

By resolution of the Board of Directors of Sogecable, S.A., the shareholders are given notice of the call of the Annual General Shareholders' Meeting to held in Tres Cantos, Madrid, at the Teatro Municipal de la Casa de la Cultura, plaza del Ayuntamiento 2, at 12:00 p.m. on 21 March 2006 at first call, or at the same place and time, on 22 March 2006, at second call.

The General **Meeting will foreseeably be held at first call, on 21 March 2006**, at the aforementioned place and time, with the following

AGENDA

12. Examination and approval, if appropriate, of the Company's and Consolidated Group's Financial Statements – Balance sheets, Income Statements, and Notes to Financial Statements – and Management Reports for 2005, and the proposed distribution of profit.

13. Approval of the management of the Board of Directors in 2005.

14. Determination of the number of Board of Director members. Discontinuation and appointment of Directors.

15. Adoption of the appropriate resolutions in relation to the auditor of the Company's and Consolidated Group's financial statements, in accordance with the provisions of Article 42 of the Spanish Commercial Code, and Article 204 of the Spanish Corporations Act.

16. Amendment of Articles 13, 14 and 18 bis of the By-laws in relation to (i) types of General Shareholders' Meetings, (ii) call of such meetings and (ii) remote voting.

17. Amendment of Articles 3, 4, and 14 of the Regulations of the General Shareholders' Meeting relating to (i) the types of General Shareholders' Meeting, (ii) notice of the call of meetings and (ii) remote voting, respectively.

18. Capital increase by an amount to be determined corresponding to the number of shares resulting from rounding down the result of dividing 106,067,181,122 by the market price per Company share, i.e. the share's average weighted price per volume for the five days on which it was listed prior to the General Shareholders' Meeting date; disapplication of pre-emption rights given that the shares will be paid by means of the non-monetary contribution of shares of Canal Satélite Digital, S.L. and, accordingly, will be issued to the holders of these shares; projection of incomplete subscription; empowerment of the Board of Directors to increase capital and authorisation to set the share premium and to amend Article 5 of the By-laws.

19. Granting of power to the Board of Directors to increase capital one or several times, and authorisation to disapply pre-emption rights, under the terms provided in Article 153.1 b) of the Spanish Corporations Act.

20. Authorisation for direct or indirect derivative acquisition of treasury shares subject to legal limits and requirements, annulling the part not executed of the authorisation granted for the derivative acquisition of treasury shares at the General Shareholders' Meeting held on 27 April 2005.

21. Determination of a Remuneration Plan for Sogecable Group Executive Directors and management

22. Authorisation to the Company's Board of Directors to completely undertake and carry out the foregoing resolutions, expressly including the exercise of the powers to interpret, rectify and complete such resolutions and have them notarised in a public instrument.

I. RIGHT TO ATTEND

The General Shareholders' Meeting may be attended by shareholders who are holders of record of at least one hundred shares, either individually or pooled together, which have been registered in the corresponding books five days prior to the scheduled meeting date, and who carry the required attendance card, which will be issued by the Company as from the date of publication of this notice, in accordance with Article 6 of the Regulations of the General Shareholders' Meeting.

However, in the event that shareholders have not received the card at their address by post, they may choose to download and obtain a duplicate card by following the procedure indicated on the Company's web page (www.sogecable.com).

It is hereby stated that on 23 January 2006, the Spanish National Securities Market Commission authorised the takeover bid launched by Promotora de Informaciones, S.A. on the Company's shares. The term for acceptance of this bid expires on 9 March 2006 and foreseeably, the bid will be settled on a date prior to five days in advance of the holding of the meeting. In this respect, shareholders are informed that the attendance cards issued will only be valid for the number of shares each shareholder has registered in the corresponding entry-books five days prior to the scheduled meeting date.

II. RIGHT TO APPOINT PROXY

All shareholders entitled to attend the meeting may appoint another individual as their proxy. All proxy holders are required to be either a shareholder or director of the Company, without prejudice to arrangements for family representatives and the granting of general powers of attorney in accordance with the requirements and formalities set forth in Article 17 of the Company By-laws, Article 17 of the Regulations of the General Shareholders' Meeting and By-laws.

To appoint a proxy by personal or postal delivery, shareholders should complete and sign the "Proxy" section of the hardcopy of the attendance and proxy card mailed to them by Sogecable, S.A. These proxies must be accepted by the nominated proxy or shall be void.

The duly completed and signed card is either to be delivered at the registered office of Sogecable, S.A. or posted to the following address: Registro de Accionistas, Apartado 1177 F.D. 28080 – Madrid. The enclosed return envelope provided by Sogecable, S.A. may be used for this purpose.

III. REMOTE VOTING

In accordance with Article 18bis of the By-laws and Article 15 of the Regulations of the General Shareholders' Meeting, shareholders entitled to attend the General Shareholders'

Meeting may issue their vote on the proposals relating to the agenda items by post or remote electronic means, in accordance with the Board of Director's stipulations in relation to the procedures, time limits and other relevant provisions for ensuring the authenticity and identification of the shareholders.

a) Electronic voting: Shareholders who wish to vote remotely by electronic means are to follow the procedure provided in the section relating to the 2006 General Shareholders' Meeting on the Company's webpage (www.sogecable.com). To vote by this means, shareholders are required to possess an electronic signature issued by one of the three following providers of the electronic certification service: CERES (Fábrica Nacional de Moneda y Timbre – Real Casa de la Moneda – the Royal Spanish Mint; CAMERAFIRMA (Spanish Chambers of Commerce); ANCERT (Agencia Notarial de Certificación – Notary Certification Agency).

b) Personal or postal delivery: Shareholders who wish vote remotely by personal or postal delivery must complete and sign the "Remote Voting" section on the hardcopy of the attendance, proxy and voting card mailed to them by Sogecable, S.A. The duly completed and signed card is either to be delivered at the registered office of Sogecable, S.A. (Avda. de los Artesanos, 6, Tres Cantos – 28760 Madrid) or posted to the following address: Registro de Accionistas, Apartado 1177 F.D. 28080 – Madrid. The enclosed return envelope provided by Sogecable, S.A. may be used for this purpose.

IV. REMOTE AND PROXY VOTING BY POSTAL CORRESPONDENCE: DEADLINES AND BASIC PROCEDURAL RULES.

4.1 Remote and proxy voting by postal correspondence

In order to be considered valid and in accordance with the provisions of the By-laws and the Regulations of the General Shareholders Meeting, both the remote proxy, which shall only be accepted by personal or postal delivery, and the remote vote, which shall be accepted by electronic means or by personal or postal delivery, must be received by the Company at least 24 hours in advance of the scheduled date of the General Shareholders' Meeting at first call, in other words, no later than 20 March 2005 at 12 p.m.

Following the aforementioned deadline, only hardcopy votes and proxies submitted to the

staff responsible for the register of shareholders will be accepted where they are received on the date and location of the General Shareholders' Meeting within one hour immediately prior to the scheduled starting time.

4.2 Rules on priority ranking of proxy, remote and direct voting at the General Meeting.

(i). Proxy: Proxies appointed by a shareholder before such shareholder submits a remote vote shall be considered to have been revoked and those appointed subsequent thereto shall not be considered to have been appointed. The personal presence of a shareholder who had previously appointed a proxy shall cause the proxy to be considered null and void.

(ii.) Remote voting. A remote vote shall be considered null and void:

a) due to its subsequent express revocation by the same means as that used to issue the remote vote.

b) due to the personal attendance at the General Shareholders' Meeting of the shareholder who submitted the revote vote.

c) a remote vote validly submitted with a handwritten signature on the hardcopy card shall render an electronic vote null and void, regardless of whether it was issued prior or subsequent thereto.

(iii) Ownership of shares. Remote votes and proxies shall be rendered null and void as a result of the transfer of the shares on whose ownership the transferor's right to vote was based, if the transfer gave rise to the corresponding record for accounting purposes of book-entries at least five (5) days prior to the scheduled General Shareholders' Meeting date.

(iv.) Other issues: Shareholders who are legal persons not residing in Spain that are interested in using the electronic voting mechanism may consult the suitability of their respective electronic signatures by directly consulting the entities that provide certification service cited in the previous section on remote voting by electronic means.

The shareholders bear sole responsibility for the custody of the electronic signature required to access and use the electronic voting service.

The Company reserves the right to modify, suspend, cancel or restrict electronic voting or proxy appointment mechanisms where so required or demanded for technical or security reasons.

The Company assumes no liability for harm that may be caused to the shareholder as a result of breakdowns, overloads, unavailable lines, connection failures or any other equivalent or similar event beyond the control of the Company preventing the usage of electronic voting mechanisms.

V. RIGHT TO INFORMATION

In accordance with law, Article 14 of the By-laws and Article 5 of the Regulations of the General Shareholders' Meeting, shareholders are entitled to examine at the registered office (Avenida de los Artesanos, 6, Tres Cantos – Madrid), consult on the Company website (www.sogecable.com) and request to be furnished or mailed copies of the following documents immediately and free of charge:

- Full text of the Company's and Consolidated Group's financial statements and management reports for 2005, as well as the respective auditors' reports. (Item 1 on the agenda).

- Full text of and Board of Director's report on the proposed amendment of Articles 13, 14, and 18 bis of the By-laws detailed in item 5 on the agenda.

- Board of Director's supporting report on the proposed amendment of Articles 3, 4 and 14 of the Regulations of the General Shareholders' Meeting detailed in item 6 on the agenda.

- Full text of and Report issued by the Board of the Directors and of the Auditor of the Company's financial statements, in relation to the proposed capital increase detailed in item 7 on the agenda.

- Full text of and Board of Director's Report on the proposed empowerment of the Board to increase capital detailed in item 8 on the agenda.

- Full text of the proposed resolutions relating to the different agenda items, which are to be submitted to the General Shareholders' Meeting for its approval.

Additionally, the following documents may be examined by the shareholders at the Company's registered office (Avenida de los Artesanos, 6 de Tres Cantos – Madrid) and consulted the Company's website (www.sogecable.com):

- Annual Corporate Governance Report for 2005

- Annual report drafted by the Audit and Compliance Committee for 2005.

In accordance with the provisions of Article 112 of the Spanish Corporations Act and Article 5 of the Regulations of the General Shareholders' Meeting, shareholders may request information or clarifications, or raise questions regarding the items on the agenda and the publicly accessible information released by the Company to the Spanish National Securities Market Commission since the last General Shareholders' Meeting was held, in writing, up to seven days prior to the scheduled General Shareholders' Meeting date.

In the case of a request for information in writing, the shareholder making such a request shall furnish proof of his identity, by means of a photocopy of his national identification card or passport, and in the case of a legal entity, by means of a document sufficiently evidencing his power of attorney. Additionally, the individual requesting information must evidence his shareholder status or furnish sufficient data so that his status may be verified by the Company.

Also, in accordance with the provisions of Article 97.3 of the Spanish Corporations Act, shareholders representing at least five percent of the Company's share capital may request that a complement to the notice of call of the General Shareholders' Meeting including one or more additional agenda items be published. This right should be exercised by means of authenticated notification which should be received at the Company's registered office within five days following the publication of this notice of call.

VI. PRESENCE OF A NOTARY PUBLIC

The Board of Directors has requested the presence of a Notary Public to draft the minutes of the General Shareholders' Meeting.

VII. FORESEEN GENERAL SHAREHOLDERS' MEETING DATE

The General Shareholders' Meeting will foreseeably be held at first call, i.e. on 21 March 2006, at the aforementioned place and time.

For additional information, shareholders may contact the Shareholders' Office by phone at (34) 91 736 70 25 from 10:00 a.m. to 2:30 p.m. and from 3:30 p.m. to 5:30 p.m. Monday through Friday, or by email at secgeneral@sogecable.com

Tres Cantos (Madrid), 17 February 2006
General Secretary and Secretary of the Board of Directors

Tres Cantos (Madrid), 20 February 2006

COMMUNICATION OF RELEVANT INFORMATION

Sogecable, S.A. hereby reports the call of the General Shareholders' Meeting which is foreseeably to be held at first call, at 12:00 p.m. on 21 March 2006 in Tres Cantos, Madrid, at the Teatro Municipal de la Casa de la Cultura, plaza del Ayuntamiento 2. Also attached hereto is the official notice of the call of the General Shareholders' Meeting made public on the date hereof.

All information made available by the Company to the shareholders on the occasion of the forthcoming General Shareholders' Meeting may be consulted on the Company's website www.sogecable.com.

Sogecable

Spanish National Securities Market Commission
Management of Secondary Markets

20 February 2006

Dear Gentlemen:

Attached is the information made available to the Shareholders on the occasion of the forthcoming General Shareholders' Meeting which is foreseeably to be held at first call, on 21 March 2006 at 12:00 p.m. at the place indicated in the published notice of call.

This documentation consists in:

- Resolutions proposed by the Board of Directors
- Board of Director's Reports on agenda items 5, 6, 7 and 8.
- Report on the activities of the Audit Committee
- Report issued by the independent auditor appointed by the Spanish Mercantile Register in relation to agenda item 7.

Best regards,

(Signature)

Indigo Dago Elorza
Secretary of the Board of Directors

Madrid, 2 March 2006

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE, S.A. reports that pursuant to the provisions of Article 12 of its By-laws, on the date hereof an Extraordinary General Shareholders' Meeting was held to inform the shareholders of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones, S.A., according to the prospectus approved by the Spanish National Securities Market Commission on 23 January.

The Board of Director's report required pursuant to Article 20 of Spanish Royal Decree 1197/1991, was approved by the Board on 30 January.

Madrid, 21 March 2006

COMMUNICATION OF RELEVANT INFORMATION

At it meeting on the date hereof held prior to the Annual General Shareholders Meeting, the Board of Directors of SOGECABLE, SA. adopted the following resolutions to be proposed to the meeting, in relation to items 3 and 10 on the agenda.

Item 3 on agenda of the General Shareholders' Meeting.

In relation to this item, the Board resolved by unanimous vote that the entire Board would resign upon addressing item three on the agenda of the General Shareholders' Meeting to be held on the date hereof, in order to allow the meeting to appoint a Board in line with the Company's current share ownership structure following the completion and settlement of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones, S.A. (PRISA).

The Board also resolved:

To approve, with the abstention of Mr. Cebrián, Mr. Diez de Polanco, Mr. Hidalgo and Mr. Perez Gonzalez, the **PROPOSED RESOLUTIONS** relating to item 3 (Determination of the number of members of the Board of Directors. Discontinuation and appointment of Directors) on the agenda to be submitted to the General Shareholders' Meeting, **WHICH ARE AS FOLLOWS:**

I. Set the number of directors at 16.

II. Submit to the vote of the General Shareholders' Meeting the proposal presented by Promotora de Informaciones, S.A. to appoint Mr. Juan Luis Cebrián Echarri, Mr. Francisco Javier Diez de Polanco, Mr. Diego Hidalgo Schnur, Mr. Gregorio Marañon Bertran de Lis, Mr. Alvaro Noguera Jiménez, Mr. Francisco Pérez Gonzalez, Mr. Ignacio Polanco Moreno and Mr. Manuel Polanco Moreno as directors of the Company for the statutory term of five (5) years, as from the date of the General Shareholders' Meeting.

III. To appoint Mr. Rodolfo Martín Villa, Mr. Luis Blasco Bosqued, Mr. Luis Abril Pérez, Mr. Julio Linares López, Mr. Juan Arenas Uria, Vivendi Universal, Mr. Leopoldo Rodés Castañe and Mr. Jaime Tercero as directors of the company.

the statutory term of five (5) years, effective as of the date of the adoption of this resolution.

Item 10 on the agenda of the General Shareholders' Meeting

Not to submit any resolution relating to item 10 on the agenda (Determination of a Remuneration Plan for executive directors and Sogecable Group management)

Best regards


RECEIVED
JUN 05 2006
199
WASH. D.C.
SECTION

Madrid, 21 March 2006

COMMUNICATION OF RELEVANT INFORMATION

SOGECABLE S.A. (Sogecable) reports that the General Shareholders' Meeting held on the date hereof approved all of the resolutions which were submitted thereto.

Attached is a list of the resolutions adopted.

At its meeting following the General Shareholders' Meeting, the Board of Directors of Sogecable distributed the offices within the Board and appointed Committee members. Consequently, the composition of the Board and of the Committees is as follows:

Board of Directors

- Mr. Rodolfo Martín Villa. Chairman. Proprietary director proposed by Telefónica de Contenidos S.A.
- Mr. Juan Luis Cebrián Echarri. Vice-Chairman. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Javier de Polanco. Chief Executive Officer. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Luis Abril Pérez. Proprietary director proposed by Telefónica de Contenidos S.A.
- Mr. Juan Arenas Uría. Proprietary director proposed by Eventos S.A.
- Mr. Luis Blasco Bosqued. Proprietary director proposed by Telefónica de Contenidos S.A.
- Mr. Diego Hidalgo Schnur. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Julio Linares López. Proprietary director proposed by Telefónica de Contenidos S.A.
- Mr. Gregorio Marañon Bertrán de Lis. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Alvaro Noguera Jiménez. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Francisco Pérez González. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Ignacio de Polanco Moreno. Proprietary director proposed by Promotora de Informaciones, S.A.

- Mr. Manuel de Polanco Moreno. Proprietary director proposed by Promotora de Informaciones, S.A.
- Mr. Leopoldo Rodés Castañe. Independent Director
- Mr. Jaime Terceiro Lomba. Independent Director
- Vivendi Universal, represented by Mr. Jean François Dubos. Proprietary Director proposed by Vivendi Universal.

Executive Committee

- Mr. Rodolfo Martin Villa
- Mr. Juan Luis Cebrián
- Mr. Javier Diez de Polanco
- Mr. Luis Blasco Bosqued
- Mr. Diego Hidalgo Schnur
- Mr. Ignacio de Polanco Moreno
- Mr. Leopoldo Rodés Castañe
- Mr. Jaime Terceiro Lomba

Audit and Compliance Committee

- Mr. Jaime Terceiro Lomba
- Mr. Gregorio Marañon Bertrán de Lis
- Mr. Juan Arenas Uría
- Mr. Julio Linares López

Appointment and Remuneration Committee

- Mr. Leopoldo Rodes Castañe
- Mr. Juan Luis Cebrián Echarri
- Mr. Javier Diez de Polanco
- Mr. Luis Abril Pérez
- Mr. Juan Arenas Uría

In relation item 10 on the agenda of the General Shareholders' Meeting (determination of a remuneration plan for the Executive Directors and Management), no resolution was submitted for approval, since the remuneration plan is not tied to the share market price nor does it consist in the delivery of shares or options on shares.

RESOLUTIONS ADOPTED BY THE GENERAL SHAREHOLDERS' MEETING OF SOGECABLE, S.A. HELD ON 21 MARCH 20006

ITEM 1 ON THE AGENDA

Examination and approval, if appropriate, of the Company's and Consolidated Group's Financial Statements (Balance sheets, Income Statements, and Notes to Financial Statements) and Management Reports for 2005, and the proposed distribution of profit.

Approve the individual and consolidated financial statements (Balance sheets, Income Statements, and Notes to Financial Statements) and Management Reports for the financial year ended on 31 December 2005, audited by the Company's auditor. These statements showed that the Company had recorded a loss of €42,158,658.6, and accordingly, profits were not to be distributed. This loss will be allocated in full to "Accumulated Losses"

ITEM 2 ON THE AGENDA

Approval of the management of the Board of Directors in 2005.

Approve the management of the Board of Directors in 2005, without any reservation whatsoever.

ITEM 3 ON THE AGENDA

Determination of the number of Board of Director members. Discontinuation and appointment of Directors.

In relation to this item, the Board resolved by unanimous vote that the entire Board would resign upon addressing item three on the agenda of the General Shareholders' Meeting to be held on the date hereof, in order to allow the meeting to appoint a Board in line with the Company's current share ownership structure following the completion and settlement of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones, S.A. (PRISA).

The Board also resolved, with the abstention of Mr. Cebrián, Mr. Diez de Polanco, Mr. Hidalgo and Mr. Perez Gonzalez, to ***PROPOSE RESOLUTIONS*** *relating to item 3 (Determination of the number of members of the Board of Directors. Discontinuation and appointment of Directors) on the agenda to be submitted to the General Shareholders' Meeting,* ***WHICH ARE AS FOLLOWS:***

IV. Set the number of directors at 16.

V. Submit to the vote of the General Shareholders' Meeting the proposal presented by Promotora de Informaciones, S.A. to appoint Mr. Juan Luis Cebrián Echarri, Mr. Francisco Javier Diez de Polanco, Mr. Diego Hidalgo Schnur, Mr. Gregorio Marañon Bertran de Lis, Mr. Alvaro Noguera Jiménez, Mr. Francisco Pérez Gonzalez, Mr. Ignacio Polanco Moreno and Mr. Manuel Polanco Moreno as directors of the Company for the statutory term of five (5) years, as from the date of the General Shareholders' Meeting.

VI. To appoint Mr. Rodolfo Martín Villa, Mr. Luis Blasco Bosqued, Mr. Luis Abril Pérez, Mr. Julio Linares López, Mr. Juan Arenas Uria, Vivendi Universal, Mr. Leopoldo Rodés Castañe and Mr. Jaime Tercero as directors of the company for the statutory term of five (5) years, effective as of the date of the adoption of this resolution.

ITEM 4 ON THE AGENDA

Adoption of the appropriate resolutions in relation to the auditor of the Company's and Consolidated Group's financial statements, in accordance with the provisions of Article 42 of the Spanish Commercial Code, and Article 204 of the Spanish Corporations Act.

Renew, for the purposes provided in Article 204 of the Spanish Corporations Act and Articles 153 et seq. of the Regulations of the Spanish Mercantile Registry), the appointment of DELOITTE, S.L., with registered office at Plaza Pablo Ruiz Picasso, 28020, Madrid, taxpayer identification number (CIF) B-79104469, company registered in the Madrid Mercantile Register in volume 13650, sheet 188, section 8, page number M-54414, and registered in the Official Auditors' Register (ROAC-Registro Oficial de Auditores de Cuentas) under number S-0692, as auditor of Sogecable, S.A. for the purpose of auditing the individual and consolidated financial statements for the year from 1 January 2006 to 31 December 2006.

ITEM 5 ON THE AGENDA

Amendment of Articles 13, 14 and 18 bis of the By-laws in relation to (i) types of General Shareholders' Meetings, (ii) call of such meetings and (ii) remote voting.

Amend Articles 12, 14 and 18 bis of the By-laws which, with express repeal of the previous text thereof, shall now be worded as follows:

Article 13 – Types of General Shareholders' Meetings

General Shareholders' Meetings may be ordinary or extraordinary and shall be called by the Board of Directors.

The Annual General Shareholders' Meeting shall necessarily be held within the first six months of each year in order to approve the company management, approve the financial statements for the previous year, if appropriate, and to resolve on the distribution of profit, and also to discuss and adopt resolutions it deems appropriate regarding issues that are submitted for its approval by virtue of these Bylaws and the legislation in force, and any class of proposals that the Board submits for its examination and approval.

The extraordinary General Meeting shall meet where so agreed upon by the Board of Directors or when requested by a number of members holding at least5% of the share capital. Those members shall state those matters to be dealt with at the Meeting in their request

The Board of Directors shall also call an extraordinary General Meeting when a takeover bid on shares, debentures or other securities convertible into shares in the Company or that can be exchanged for these is authorised by the Spanish National Securities Market Commission) or other competent body. The
agenda for said Meeting shall include at least those matters that are requested within four days following the publication of the first announcement of the takeover bid by shareholders who represent at least zero point five per cent of the share capital. The meeting shall be called by the Board of Directors within three days following the expiry of the four-day period mentioned above, so as to inform the shareholders of the circumstances of the takeover bid and provide them the opportunity to offer a co-ordinated response.

The extraordinary General Meeting is responsible for discussing and adopting resolutions regarding any type of motions that the Board, by its own initiative or upon a request by the shareholders ,subject to the examination of and approval by the Board, in accordance with paragraph three of this Article.

Notwithstanding the above, the General Shareholders' Meeting may be held on a universal basis in accordance with the provisions of Article 99 of the Spanish Corporations Act.

Article 14. Call of Meetings.

General Shareholders' Meetings, whether ordinary or extraordinary, shall be called by the Board of Directors by means of a notice published in the Official Bulletin of the Spanish Mercantile Registry and one of the highest circulation newspapers in the province at least one month in advance of the announced meeting date: This notice shall state the date on which the Meeting shall be held at second call, if necessary, and in this case, there shall be a period of at least 24 hours between the first and second call.

The notice shall state all issues to be addressed, and where required by law, shall mention the shareholders' right to examine at the Company's registered office, or if appropriate, to immediately obtain the documents to be submitted for the approval of the meeting as well as the foreseen technical reports free of charge.

Shareholders representing at least 5% of the Company's share capital may request that a complement to the notice of call of the General Shareholders' Meeting including additional agenda items be published. This right should be exercised by means of authenticated notification which should be received at the Company's registered office within five days following the publication of this notice of call. The complement to the notice shall be published at least 15 days in advance of the General Shareholders' Meeting at first call.

Article 18 bis. Remote voting

All shareholders, including those not entitled to attend the General Shareholders'
Meeting may issue their vote on the proposals relating to the agenda items by post, by forwarding the signed and completed attendance and voting card for this purpose, or by electronic communication or remote teleprocessing means which duly guarantee the authenticity and identification of the shareholders exercising their right to vote.

Proxies appointed by a shareholder before such shareholder submits a remote vote shall be considered to have been revoked and those appointed subsequent thereto shall not be considered to have been appointed..

A remote vote may only be considered null and void:

a) Due to its subsequent express revocation by the same means as that used to issue the remote vote.

b) due to the personal attendance at the General Shareholders' Meeting of the shareholder who submitted the revote vote.

c) *as a result of the transfer of the shares on whose ownership the transferor's right to vote was based, if the transfer gave rise to the corresponding record for accounting purposes of book-entries at least five (5) days prior to the scheduled General Shareholders' Meeting date.*

Based on technical conditions, at the time the resolution to call each meeting is adopted, the Board of Directors shall determine the procedures and deadlines for the exercise and forwarding to the Company of the right to vote remotely, as well as the possible revocation of the votes issued in this manner, and shall duly state such procedures in the notice of the call of the meeting.

Regardless of the procedures agreed upon by the Board of Directors, shareholders shall carry out these procedures by electronic or teleprocessing means on the website indicated by the Company, and by including the recognised electronic signature used thereby, or otherwise a type of signature that is deemed to guarantee the authenticity and identification of the shareholder by the Board of Directors, based on technical conditions and in accordance with the legislation in force at a given date.

ITEM 6 ON THE AGENDA

Amendment of Articles 3, 4 and 14 of the Regulations of the General Shareholders' Meeting relating to (i) types of General Shareholders' Meetings, (ii) notice of the call of meetings and (iii) remote voting, respectively.

Article 3 – Types of General Shareholders' Meetings

General Shareholders' Meetings may be ordinary or extraordinary and shall be called by the Board of Directors.

The Annual General Shareholders' Meeting shall necessarily be held within the first six months of each year in order to approve the company management, approve the financial statements for the previous year, if appropriate, and to resolve on the distribution of profit, and also to discuss and adopt resolutions it deems appropriate regarding issues that are submitted for its approval by virtue of these Bylaws and the legislation in

force, and any class of proposals that the Board submits for its examination and approval.

The extraordinary General Meeting shall meet where so agreed upon by the Board of Directors or when requested by a number of members holding at least5% of the share capital. Those members shall state those matters to be dealt with at the Meeting in their request

The Board of Directors shall also call an Extraordinary General Meeting when a takeover bid on shares, debentures or other securities convertible into shares in the Company or that can be exchanged for these is authorised by the Spanish National Securities Market Commission) or other competent body. The

agenda for said Meeting shall include at least those matters that are requested within four days following the publication of the first announcement of the takeover bid by shareholders who represent at least zero point five per cent of the share capital. The meeting shall be called by the Board of Directors within three days following the expiry of the four-day period mentioned above, so as to inform the shareholders of the circumstances of the takeover bid and provide them the opportunity to offer a co-ordinated response.

The extraordinary General Meeting is responsible for discussing and adopting resolutions regarding any type of motions that the Board, by its own initiative or upon a request by the shareholders, subject to the examination of and approval by the Board, in accordance with paragraph three of this Article.

Notwithstanding the above, the General Shareholders' Meeting may be held on a universal basis in accordance with the provisions of Article 99 of the Spanish Corporations Act

Article 4. Notice of call of meetings

General Shareholders' Meetings, whether ordinary or extraordinary, shall be called by the Board of Directors by means of a notice published in the Official Bulletin of the Spanish Mercantile Registry and one of the highest circulation newspapers in the province at least one month in advance of the announced meeting date: This notice shall state the date on which the Meeting shall be held at second call, if necessary, and in this case, there shall be a period of at least 24 hours between the first and second call.

The notice of the meeting, which shall also be made public through the Company's website (www.sogecable.com) and shall be forwarded to the Spanish National Securities Commission, shall state the place, date and time of the meeting at first call, and if necessary, at second call. It shall also

include the agenda for the meeting and any other requirements under law, the By-laws and these Regulations.

Shareholders representing at least 5% of the Company's share capital may request that a complement to the notice of call of the General Shareholders' Meeting including additional agenda items be published. This right should be exercised by means of authenticated notification which should be received at the Company's registered office within five days following the publication of this notice of call. The complement to the notice shall be published at least 15 days in advance of the General Shareholders' Meeting at first call.

Article 14.- Remote Voting

1. All shareholders, including those not entitled to attend the General Shareholders' Meeting may issue their vote on the proposals relating to the agenda items by post, by forwarding the signed and completed attendance and voting card for this purpose, or by electronic communication or remote teleprocessing means which duly guarantee the authenticity and identification of the shareholders exercising their right to vote.

2. Proxies appointed by a shareholder before such shareholder submits a remote vote shall be considered to have been revoked and those appointed subsequent thereto shall not be considered to have been appointed. A remote vote may only be considered null and void:

d) *Due to its subsequent express revocation by the same means as that used to issue the remote vote.*

e) *due to the personal attendance at the General Shareholders' Meeting of the shareholder who submitted the revote vote.*

f) *as a result of the transfer of the shares on whose ownership the transferor's right to vote was based, if the transfer gave rise to the corresponding record for accounting purposes of book-entries at least five (5) days prior to the scheduled General Shareholders' Meeting date.*

3. Based on the technical conditions, at the time the resolution to call each meeting is adopted, the Board of Directors shall determine the procedures and deadlines for the exercise and forwarding to the Company of the right to vote remotely as well as the possible revocation of the votes issued in this manner, and shall duly state such procedures in the notice of the call of the meeting.

Regardless of the procedures agreed upon by the Board of Directors, shareholders shall carry out these procedures by electronic or teleprocessing means on the website indicated by the Company, and by including the recognised electronic signature used thereby, or otherwise a type of signature that is deemed to guarantee the authenticity and identification of the shareholder by the Board of Directors, based on technical conditions and in accordance with the legislation in force at a given date.

4. Remote voters shall be added to the roll call by combining the computer medium on which they are recorded with that which contains the rest of the roll call.

ITEM 7 ON THE AGENDA

resulting from rounding down the result of dividing 106,067,181,122 by the market price per Company share, i.e. the share's average weighted price per volume for the five days on which it was listed prior to the General Shareholders' Meeting date; disapplication of pre-emption rights given that the shares will be paid by means of the non-monetary contribution of shares of Canal Satélite Digital, S.L. and, accordingly, will be issued to the holders of these shares; projection of incomplete subscription; empowerment of the Board of Directors to increase capital and authorisation to set the share premium and to amend Article 5 of the By-laws.

A. Increase capital by an amount corresponding to the issue of the number of shares resulting from rounding down the result of dividing **€106,067,181,122 by the market price per Company share, i.e. the share's average weighted price per volume for the five days on which it was listed prior to the General Shareholders' Meeting date.**[1]

[1] NOTE: Based on the share's average weighted price per volume for the last five days prior to the date on which the General Shareholders' Meeting was held(€22.57 per share) the amount by which capital was finally to be increased €6,594,164, through the issue of 3,297,082 new shares, numbered from 133.564.632 to 136.861.713. This amount is the result of rounding down the result of dividing €106,067,131.22 by the market price per share of Sogecable, S.A., i.e. the share's average weighted price per volume for the five days on which it was listed prior to the General Shareholders' Meeting date. The new shares are issued with a joint share premium of 99,473,017.22 equal to 99,473,017.22 /€3,297,082 per share

The shares issued shall be shares of two (2) euros par value each, of the same class and series as the existing shares.
The new shares issued as a result of the increase in capital shall be represented by means of book-entries. The price of the increase was fixed in accordance with paragraph two of Article 159.º c) of the Spanish Corporations Act. The total share premium shall be the amount which, when added to the face value of the capital increase, corresponds to 106,067,181.22 euros, expressly stating that this amount is higher then the net asset value of the shares at 31 December 2005. This price was fixed following the mechanism in place at the date on which the General Shareholders' Meeting was called. The General Meeting took into consideration the market price per share of Sogecable during the five days prior to the date on which this meeting was held, (ii) the net asset value of the shares at 31 December 2005 and (iii) the value established in the agreements reached by Sogecable with Warner and Dalbergia.

From the moment of issue, the holders of the new shares will have the same voting and financial rights as the shares of Sogecable, S.A. currently in issue, including the right to interim and final Company dividends, whose payment is agreed upon as of the issue date.

These shares, with respect to which pre-emption rights of existing shareholders of Sogecable, S.A. are disapplied in the terms specified in Article 159.1 of the Spanish Corporations Act and on the grounds that disapplication is justified in the interest of the Company, shall be offered for subscription by the holders of ownership interest in the company Canal Satélite Digital, S.L. and paid in full by means of the contribution of the fully paid shares of Canal Satélite Digital S.L. that they hold, which are free of charges or encumbrances, on the basis of an exchange value for each share of Canal Satélite Digital, S.L. of 2,836.07 euros.

B) To opt for the application to the capital increase operation by means of a non-monetary contribution that has been agreed of the fiscal neutrality regime regulated in Chapter VIII of Title VIII of the Spanish Corporate Income Tax Act 43/1995, and to make the corresponding requests and notifications to that effect.

C) For the purposes provided in Article 153.1 a) of the Spanish Corporations Act, to empower the Board of Directors with the power to substitute its Executive Committee and its Chief Executive Officer. The objective hereof is that in the period of one (1) year from the date of this General Shareholders' Meeting, it is able to set the date on which this resolution to increase capital is effectively to be carried out, in one or several successive blocks as applicable, at the figure agreed or in that which results from the prevision of a possible incomplete subscription, or to cease from the exercising thereof. Where the resolution shall be exercised, it is to set the terms of the increase in so far as these have not been established in the sections above, including but not limited to the following:

a) *Re-draft Article 5 of the Company By-laws in order to adapt it to the new share capital amount resulting from the total or partial subscription to the capital increase and to the new number of shares in circulation as a result of said activity in one or several successive blocks as applicable.*

b) *To draft and formulate any documents required under securities market regulations and to agree upon subsequent amendments thereto that it deems appropriate.*

c) *In the event that this has not already been carried out, to request that the Spanish Mercantile Registry appoint the independent expert referred to in Article 38 of Spanish Corporations Act, to value the shares of the company Canal Satélite Digital S.L.*

d) *To request the admission into trading of the newly issued shares in one or several blocks as applicable, with all of the powers that are necessary to such effect, undertaking the necessary administrative tasks and executing those documents that may be necessary. Furthermore, the Board is to appoint the entity responsible for keeping record of the shares for accounting purposes and the depositories issuing the representative certificates of deposit of the shares, executing the documents that may be required for this purpose.*

e) *To request authorisation or make notifications as required before the authorities and bodies with competence in each case, and particularly, inter alia, those relating to the option for the application of the regime established in Chapter VIII of Title VIII of the aforementioned Act 43/1995.*

f) To carry out such administrative tasks as may be necessary and to approve and formalise such public or private documents as may be necessary or appropriate for the complete effectiveness of this resolution to increase capital in any of its aspects and content, and, in particular, in order to rectify, clarify, interpret, complete, make accurate or specify, as applicable, the resolution adopted and in particular, rectify the defects, omissions or errors that may be observed in the oral or written assessment of the Mercantile Register.

ITEM 8 ON THE AGENDA

Granting of power to the Board of Directors to increase capital one or several times, and authorisation to disapply pre-emption rights, under the terms provided in Article 153.1 b) of the Spanish Corporations Act.

In accordance with Articles 153.1 b) and 159.2 of the Spanish Corporations Act, grant the Board of Directors the power to resolve to increase capital in the terms of Article 153.1 b) of the Spanish Corporations Act, with authorisation to disapply pre-emption rights in the terms of Article 159 of the same Act.

Capital shall be increased, if appropriate, within a period of no more than 5 years from the date on which this resolution was adopted, one or various times and up to the maximum face value legally permitted, through the issue of new ordinary or redeemable shares or shares of any other type permitted under Law,, with or without a share premium, consisting in the equivalent value in monetary contributions.

This authorisation to the Board of Directors shall extend, as broadly as possible and for the purpose of the provisions of Article 153.1 b) of Spanish Corporations Act, to the determination of the terms and conditions of each capital increase made, including, and not limited to the power to establish (in the case of convertible debentures with a fixed relationship and where the holders are effected by pre-emption rights) a formula to adjust this relationship which enables compensation to be made for the possible decrease in the conversion right amount, forecast the incomplete subscription of each capital increase and to request the admission for trading of the new shares that might be listed on the same securities markets as the shares of SOGECABLE, S.A.

Granting of the power to disapply pre-emption rights on the basis of stock-market conditions, the final purpose of which is to cause the operation to be more agile and flexible in order to take advantage of the most favourable market situations.

An obligatory consequence of the increase in capital shall be the amendment of Article 5 of the By-laws to reflect the exact share capital amount at all times.

As a consequence of the above, the unused portion of the resolutions to grant the Board of Directors power to increase capital in item 8 on the agenda of the General Shareholders' Meetings held on 27 April 2005 and 16 April 2002 shall be rendered null and void.

ITEM 9 ON THE AGENDA

Authorisation for direct or indirect derivative acquisition of treasury shares within the legal rights and requirements, rendering the unused part of the authorisation granted for the derivative acquisition of treasury shares at the General Shareholders' Meeting held on 27 April 2005 to be null and void

Authorize the derivate acquisition of treasury shares directly by the Company or through companies it controls, rendering the part of the authorisation granted at the General Shareholders' Meeting held on 27 April 2005 which was not used null and void, subject to the following restrictions and requirements:

Types of acquisition: Acquisition by title of sale or any other inter vivos act for valuable consideration

Maximum number of the shares to be acquired: shares representing up to 5% of the share capital of Sogecable, S.A. free of all charges and encumbrances, where such shares are fully paid and do not require fulfilment of any other type of obligation, and the par value of the shares acquired does not exceed the above referred to 5% of the share capital of Sogecable,S.A.

Minimum and maximum acquisition price: the minimum acquisition price for the shares shall be equal to their par value and the maximum price shall be up to 120% of their market value on the date of acquisition.

Term of the authorisation: 18 months as from the date of this resolution.

The shares acquired may be delivered to the recipients of the Options system or of the special remuneration plan referred to in the sixth resolution adopted at the General Shareholders' meeting held on 16 May 2000, as well as those appointed with respect to the Option plan approved at the General Shareholders' Meeting held on 13 May 2003.

ITEM 10 ON THE AGENDA

Determination of Remuneration Plan for executive directors and Sogecable Group management.

No resolution was submitted for approval in relation to item 10 on the agenda (Determination of Remuneration Plan for executive directors and Sogecable Group management).

ITEM 11 ON THE AGENDA

Authorisation to the Company's Board of Directors to completely undertake and carry out the foregoing resolutions, expressly including the exercise of the powers to interpret, rectify and complete such resolutions and have them notarised in a public instrument.

Without prejudice to the authorisations established in the resolutions above, the Board of Directors shall be empowered to grant power to the Executive Committee, which shall be as broad as necessary under Law, to undertake, enforce and interpret all the resolutions above. These shall include, insofar as this may be necessary, the powers to interpret, rectify and complete the same. It was also resolved to empower the Chairman of the Board of Directors, Mr. Rodolfo Martín Villa, , the chief executive officer, Mr. Javier Diez de Polanco and to the Secretary Mr. Iñigo de Loyola Dago Elorza, so that any of these persons, may indistinctly formalise the resolutions adopted at this Meeting and have them notarised in a public instrument. Such persons may particularly be empowered to submit the certification of the resolutions approving the financial statements and distribution of profit which are to be registered at the Spanish Mercantile Registry, attaching those documents that may be legally required. They may furthermore execute such private and public documents as may be necessary until the registration of resolutions adopted at the Spanish Mercantile Register. These shall include, insofar as this may be necessary, the powers to correct or rectify such resolutions in light of the written or verbal assessment that may be made by the Registrar.


JUN 0 5 2006
WASH. D.C.
199
SECTION

31 March 2006

COMMUNICATION OF RELEVANT INFORMATION

Sogecable communicates that on the date hereof, it has increased its share capital, as resolved at the Company's General Shareholders' Meeting held on 21 March, for the purpose of acquiring the ownership interests of TW Spanish TV Investments LLC (Warner) and Dalbergia in Canal Satélite Digital, S.L. by means of the exchange of shares of Sogecable for the stakes currently held byWarner (10%) and Dalbergia (4.5%) in Canal Satélite Digital S.L.

Following this increase, fully subscribed by Warner and Dalbegia, Sogecable wholly owns CanalSatélite Digital, S.L.

Sogecable has increased its share capital by 6,594,164 euros, by means of the issue of 3,297,082 new fully subscribed and paid shares, with a par value of 2 euros each to the indicated subscriber.

The new shares were issued with a share premium of 30.17 per share, an accordingly, the total value of the subscription of each new share was 32.17 euros, and the overall value subscription value of all the new shares was 106,067,127.94, after rounding down as resolved at the Meeting to adjust the capital increase amount..

Best regards.

Iñigo Dago
General Secretary and Secretary of the Board

10 April 2006

COMMUNICATION OF RELEVANT INFORMATION

On the date hereof, effective trading of the 3,297,082 new shares of Sogecable, S.A. of two euros par value each, resulting from the Company's capital increase carried out and reported to the Spanish National Securities Commission on 31 March (Relevant Fact no.65409) was initiated on the Madrid, Barcelona, Bilbo and Valencia stock exchanges and in the Spanish computerized trading system (continuous market).

Consequently, the share capital of Sogecable, S.A. has been increased by 2.409%, from capital of 267,129,262 euros represented by 133,564,631 shares to new capital of 273,723,426 euros represented by 133,861,713 fully subscribed and paid shares of two euros (€2) par value each.

Best regards,

Iñigo Dago
General Secretary and Secretary of the Board of Directors.

Madrid, 18 April 2006

COMMUNICATION OF RELEVANT INFORMATION

At its meeting held on the date hereof, the Board of Directors of SOGECABLE, S.A. resolved to appoint Ms. Agnés Noguera Borel as director, by co-optation, at the proposal of PROMOTORA DE INFORMACIONES, S.A. to cover the vacancy resulting from the death of Mr. Álvaro Noguera Giménez.

Also, on the date hereof, the Company's Audit and Compliance Committee and Appointment and Remuneration Committee both held meetings to appoint the chairman of each of these Committees.

Mr. Jaime Terceiro Lomba was appointed as Chairman of the Audit and Compliance Committee and Mr. Leopoldo Rodés Castañe was appointed as Chairman of the Appointment and Remuneration Committee.

Best regards,

Iñigo Dago
General Secretary

GENERAL

Version 5.1.2

Security Reference

DATA PERTAINING TO:

PERIOD Second Half year YEAR 2005

I. IDENTIFICATION OF ISSUER

Corporate Name:
SOGECABLE, S.A.

Corporate Headquarters:
AVENIDA DE LOS ARTESANOS, NUMBER 6 - 28760 TRES CANTOS, MADRID

Taxpayer ID
A79114815

Parties accountable for data contained herein, offices held, specified authority delegated or powers of attorney under which each individual acts in representation of the company:

Signature:

IÑIGO DAGO ELORZA, Corporate Secretary, Delegation of Authority as per certified instrument dated 02-26-2001, protocol number 655

FERNANDO MARTÍNEZ ALBACETE, Director of Economics and Finance, Delegation of Authority as per certified instrument dated 10-20-2001, protocol number 3475

CONTENTS OF SEMI-ANNUAL DATA
(Indicate with an 'x' if applicable)

			Single	Consolidated
i.	Identification of issuer	0010	x	
ii.	Variation in consolidated group	0020		x
iii.	Basis for submission & evaluation criteria	0030	x	x
iv.	Balance sheet (*)	0040	x	x
v.	Profit & loss (*)	0050	x	x
vi.	Consolidated balance sheet comparison	0060		x
vii.	Allocation by activity of net sales volume	0070	x	x
viii.	Headcount	0080	x	x
ix.	Business development	0090	x	x
x.	Loan issue, repayment or write-off	0100		
xi.	Distribution of dividends	0110		
xii.	Significant facts	0120	x	x
xiii.	Explanatory appendix of significant facts	0130	x	x
xiv.	Transactions with affiliated parties	0140	x	x
XV.	Special report of audit	0150		

(*) With respect to consolidated data, the standard balance sheet and profit & loss statement required by current legislation will be the only formats submitted.

II. VARIATION IN THE COMPANIES COMPOSING THE CONSOLIDATED GROUP (1)

During the period 2005, the following variations took place in the composition of the SOGECABLE GROUP:

-As of April 4, 2005, SOGECABLE, S.A. acquired a minority holding of 2.25% in CANALSATÉLITE DIGITAL, S.L. through the purchase of the holding that Antena3 de Televisión, S.A. owned in the above-mentioned Group affiliate. With subject acquisition, the Sogecable, S.A. holding in CANALSATÉLITE DIGITAL, S.L. is increased to 85.5%. This minority acquisition has not resulted in any changes to the consolidation methodology of this subsidiary within the Group, which was already consolidated by the global integration method.

-In October of 2005, the firm SOGECABLE MEDIA, S.L. was incorporated, in which Sogecable, S.A. holds 75% of share capital. The company is headquartered in Tres Cantos (Madrid), and engages in the business of brokering the management and distribution of advertising on television networks and in other broadcast media produced by the Sogecable Group. Subject is managed by Sogecable, S.A. and consolidated to the Group using the global integration method.

-In the month of November 2005, the company SOGECABLE EDITORIAL, S.L. was incorporated as a wholly owned subsidiary of Sogecable, S.A. The company engages in the management and distribution of publishing copyrights and intellectual property. Subject is managed by Sogecable, S.A. and consolidated to the Group by the global integration method.

-In the 2005 period, SOGECABLE, S.A. sold their equity holding of 33.3% in Warner Lusomundo Sogecable Cines de España, S.A. to Cinesa Compañía de Iniciativas y Espectáculos, S.A. (Cinesa Project Planning & Entertainment Company). From the time of sale, the Sogecable Group ceased the integration of this company to the consolidated financial statements of the Group.

-In the 2005 period, SOGECABLE, S.A. sold its 50% equity holding in the firm Euroleague Marketing, S.L. to Mediacom Servicios de Comunicación, S.L. (Mediacom Communication Services), a member of the Mediapro Group. As a result the company has ceased to be integrated to the consolidated financial statements of the Group.

-As indicated under Note 5 of the Consolidated Financial Statement for the period 2004, on January 3, 2005, the necessary resolutions were passed to proceed with dissolution without winding-up of the following corporate components of the Group (please see Appendix I of the consolidated financial statements of the Group for the period 2004), by means of a global assignment of assets and liabilities to the sole shareholders or partners, effective for economic purposes as of January 1, 2005, according to a project plan for corporate, operative and structural reorganization undertaken by the Sogecable Group: Gestión de Derechos Audiovisuales y Deportivos, S.A. (Audiovisual and Sports Copyright Management), Servicios Técnicos de Sogecable, S.L. (Sogecable Technical Services), Cable Antena, S.A., Plataforma Logística de Usuarios de Sogecable, S.L. (Sogecable Users' Logistical Platform), Sogecable Fútbol, S.L. (Sogecable Soccer), StudioCanal Spain, S.L. and Vía Interactiva, S.L.

The Group controlled 100% of the equity capital of all the above-mentioned companies, and their integration to the consolidated financial statement was performed using the global integration method. As a result, dissolution of these firms and the incorporation of pertinent assets and liabilities to the balance sheets of their sole shareholder or partner has had no impact on the net worth of the Group, and the business activities in which the dissolved companies engaged are operated by companies in the Group that have undertaken the franchises and liability.

III. BASIS FOR SUBMISSION & EVALUATION CRITERIA

(In the preparation of the data and information of a financial and accounting nature included in this periodical public report, the principles and criteria of examination and evaluation provided by current regulations for compilation of financial and accounting information contained in the annual financial statements corresponding to the annual period to which the periodical public information published refers shall be applied. If as an exception, generally accepted accounting principles and criteria were not applied to the data and information attached, this fact shall be disclosed and sufficiently supported by circumstances, and include an explanation of the impact that non-application may have on the net worth, financial status and profit & loss of the entity or its consolidated group. In addition, and with a scope similar to the preceding, any modifications in accounting criteria that, where applicable and relating to the latest audited financial results, may have occurred during the preparation of the attached information, shall be mentioned and commented upon. If the same accounting principles, criteria and policy as that applied in the previous financial statement were applied and these coincide with the provisions of current accounting regulations applicable to the firm, this fact shall be specifically indicated. When adjustments or reclassifications to the preceding period occur in accordance with applicable regulations, due to changes to accounting policy, errors corrected or modifications in the classification of entries, this heading shall include that quantitative and qualitative data required for the comprehension of such adjustments and/or reclassifications.)

Regulation 1606/2002 of the European Parliament and the Council of July 19, 2002, establishes that in the case of financial periods commencing with January 1, 2005, any entities having securities listed on a regulated stock exchange shall prepare their consolidated financial statement in line with the International Financial Reporting Regulations (hereinafter IFRR). In our country, this responsibility has been regulated in the eleventh and final clause of Law 62/2003 dated December 30, 2003.

According to the above legislation and by way of application of Circular 1/2005 of the National Securities Trading Board, dated April 1, the periodical public information has been compiled following subject International Financial Reporting Regulations, and not according to the domestic accounting regulations applied in the preparation and submission of the audited financial results for the period 2004. According to this Circular, the consolidated financial data included under the column for the previous period (i.e., corresponding to period 2004) has been compiled in accordance with the above-mentioned International Financial Reporting Regulations with the objective of providing comparable information, and therefore is not consistent with data originally published.

Further to the exception stated in IFIR 1, the Sogecable Group has decided to apply IFRR 32 and 39 for the first time as of January 1, 2005, therefore the financial data consolidated for period 2004 prepared in accordance with IFIR principles and criteria does not reflect the impact of these regulations, and thus the consolidated financial data for periods 2005 and 2004 are not comparable in this sense.

Sogecable Group publishes information complementary to the financial data corresponding to period 2005, consisting of an update of the definitive impact that application of the IFRR has on the consolidated opening balance sheet for the period commencing January 1, 2004 on the consolidated profit & loss statement for the period 2004 as well as on the opening balance sheet for the period commencing January 1, 2005, (initial application of IFRR 32 and 39), together with reconciliation of net worth at the close of the above-mentioned dates compiled according to PGC and IFRR criteria. In addition, quarterly consolidated financial and profit & loss statements for periods 2005 and 2004 compiled according to IFRR criteria are submitted.

IV. INDIVIDUAL BALANCE SHEET OF THE CORPORATION

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	0200		
I. Start-up Cost	0210	6,241	5,346
II. Intangible Fixed Assets	0220	111,381	93,766
II.1 Leased Property Rights	0221	11,266	
II.2 Other Intangible Fixed Assets	0222	100,115	93,766
III. Tangible Fixed Assets	0230	82,006	4,685
IV. Financial Investment	0240	1,504,251	1,823,653
V. Long Term Equity	0250		
VI. Long Term Accounts Receivable	0255		
B) FIXED ASSETS (2)	**0260**	**1,703,879**	**1,927,450**
C) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**0280**	**31,043**	**30,857**
I. Paid-in Shareholder Equity	0290		
II. Inventory	0300	188,047	134,919
III. Accounts Receivable	0310	272,640	310,751
IV. Temporary Financial Investments	0320	204	101
V. Short Term Equity	0330		
VI. Cash & Banks	0340	311	410
VII. Adjustments by Period	0350	23,899	13,278
D) WORKING CAPITAL	**0360**	485,101	459,459
TOTAL ASSETS (A+B+C+D)	**0370**	**2,220,023**	**2,417,766**

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	0500	267,129	252,009
II. Reserves	0510	767,387	597,508
III. Prior Year's Profit/Loss	0520	-581,534	-424,341
IV. Annual Profit/Loss	0530	-42,158	-157,193
V. Prepaid Dividends Distributed	0550		
A) NET WORTH (2)	**0560**	**410,824**	**267,983**
B) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	0590	21,183	31,983
C) PROVISIONS FOR BORROWING AND EXPENSE	0600	50,703	61,758
I. Debentures and Other Negotiable Securities Issued	0610		
II. Borrowings with Financial Institutions	0615	901,581	1,120,000
III. Intra-group & Affiliate Borrowings	0620		
IV. Accounts Payable	0625		
V. Other Long Term Debt	0630	193,928	388,408
D) LONG TERM BORROWING	**0640**	**1,095,509**	**1,508,408**
I. Debentures and Other Negotiable Securities Issued	0650		
II. Borrowings with Financial Institutions	0655	81,442	29,919
III. Intra-group & Affiliate Borrowings	0660	180,096	258,231
IV. Commercial Accounts Payable	0665	342,780	217,810
V. Other Short Term Debt	0670	24,492	24,075
VI. Adjustments for Period	0680	12,994	17,599
E) SHORT TERM BORROWING (5)	**0690**	**641,804**	**547,634**
F) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**0695**		
TOTAL LIABILITIES (A+B+C+D+E+F)	**0700**	**2,220,023**	**2,417,766**

V. INDIVIDUAL PROFIT/LOSS OF THE CORPORATION

Units: Euros '000		Current Period Amount	Current Period %	Prior Period Amount	Prior Period %
+ Net Revenues (6)	0800	985,730	100.00%	934,151	100.00%
+ Other Income (7)	0810	77	0.01%		0.00%
+/-Variance Inventory of Finished Product and In Progress	0820		0.00%		0.00%
= **TOTAL PRODUCTION**	**0830**	**985,807**	100.01%	**934,151**	100,00%
- Net Purchases	0840	-657,645	-66.72%	-613,215	-65,64%
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	0850		0.00%		0.00%
External & Operating Expense (8)	0860	-214,168	-21.73%	-210,821	-22.57%
= **ADJUSTED VALUE ADDED**	**0870**	**113,994**	11.56%	**110,115**	11,79%
+/-Other Expense & Earnings (9)	0880		0.00%		0.00%
- Staff Expense	0890	-70,760	-7.18%	-63,192	6.76%
= **GROSS OPERATING PROFIT/LOSS**	**0900**	**43,234**	**4.39%**	**46,923**	**5.02%**
- Provision for Depreciation of Fixed Assets	0910	-31,030	-3.15%	-16,653	-1.78%
- Provision for Recoveries	0915		0.00%		0.00%
+/-Variance in Provisions for Working Assets (10)	0920		0.00%		0.00%
= **NET OPERATING PROFIT/LOSS**	**0930**	**12,204**	**1.24%**	**30,270**	**3.24%**
+ Interest Income	0940	42,769	4.34%	64,743	6.93%
- Interest Expense	0950	-99,589	-10.10%	-123,530	-13.22%
+ Capitalized Interest & Differences in Exchange	0960		0.00%		0.00%
+/- Reserve for Amortization & Depreciation (11)	0970		0.00%		0.00%
= **PROFIT/LOSS ON REGULAR OPERATIONS**	**1020**	**-44,616**	**-4.53%**	**-28,517**	**-3.05%**
+/- Profit/Loss from Intangible Fixed Assets,Tangible Fixed Assets and Control Portfolio (12)	1021	-4,282	-0.43%		0.00%
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	1023	5,764	0.58%	-130,615	-13.98%
+/- Profit/Loss from Share & Debenture Trading (14)	1025		0.00%		0.00%
+/- Prior Period Profit/Loss (15)	1026		0.00%		0.00%
+/- Other Special Profit/Loss (16)	1030	245	0.02%	-36,786	-3.94%
= **PRE-TAX PROFIT/LOSS**	**1040**	42,889	-4.35%	-195,918	-20.97%
+/- Income Tax	1042	731	0.07%	38,725	4.15%
= **CURRENT PERIOD PROFIT/LOSS**	**1044**	**-42,158**	**-4.28%**	**-157,193**	**-16.83%**

IV. CONSOLIDATED GROUP BALANCE SHEET

(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000

ASSETS		Current Period	Prior Period
A) OUTSTANDING SHAREHOLDER EQUITY	1200		
I. Start-up Cost	1210		
II. Intangible Fixed Assets	1220		
II.1 Leased Property Rights	1221		
II.2 Other Intangible Fixed Assets	1222		
III. Tangible Fixed Assets	1230		
IV. Financial Investment	1240		
V. Long Term Equity in Controlling Entity	1250		
VI. Long Term Accounts Receivable	1255		
B) FIXED ASSETS (2)	**1260**		
C) CONSOLIDATED GOODWILL	**1270**		
D) EXPENSE ALLOCATED TO DIFFERENT PERIODS (3)	**1280**		
I. Paid-in Shareholder Equity	1290		
II.Inventory	1300		
III.Accounts Receivable	1310		
IV.Temporary Financial Investments	1320		
V. Short Term Equity in Controlling Entity	1330		
VI.Cash & Banks	1340		
VII. Adjustments by Period	1350		
E) WORKING CAPITAL	**1360**		
TOTAL ASSETS (A+B+C+D+E)	**1370**		

LIABILITIES		Current Period	Prior Period
I. Paid-in Capital	1500		
II.Reserves Controlling Entity	1510		
III.Reserves Consolidated Companies (17)	1520		
IV. Differences in Exchange (18)	1530		
IV.Annual Profit/Loss Controlling Entity	1540		
V. Prepaid Dividends Distributed	1550		
A) NET WORTH	**1560**		
B) EXTERNAL PARTNERS	**1570**		
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS (4)	**1590**		
E) RESERVES FOR RISK AND EXPENSE	**1600**		
I. Debentures and Other Negotiable Securities Issued	1610		
II.Borrowing with Financial Institutions	1615		
III.Long Term Accounts Payable	1625		
IV.Other Long Term Debt	1630		
F) LONG TERM BORROWING	**1640**		
I. Debentures and Other Negotiable Securities Issued	1650		
II.Borrowings with Financial Institutions	1655		
III.Commercial Accounts Payable	1665		
IV.Other Short Term Debt	1670		
V. Adjustments for Period	1680		
G) SHORT TERM BORROWING (4)	**1690**		
H) PROVISIONS FOR SHORT TERM BORROWING & EXPENSE	**1695**		
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**1700**		

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE)

Units: Euros '000 Period		Current Period Amount	%	Prior Amount	%
+ Net Revenues (6)	1800				
+ Other Income (7)	1810				
+/-Variance Inventory of Finished Product and In Progress	1820				
= **TOTAL PRODUCTION**	**1830**				
- Net Purchases	1840				
+/-Variance in Inventory of Goods, Raw Materials and Other Consumables	1850				
External & Operating Expense (8)	1860				
= ADJUSTED VALUE ADDED	**1870**				
+/-Other Expense & Earnings (9)	1880				
- Staff Expense	1890				
= **GROSS OPERATING PROFIT/LOSS**	**1900**				
- Provision for Depreciation of Fixed Assets	1910				
- Provision for Recoveries	1915				
+/- Variance in Provisions for Working Assets (10)	1920				
= **NET OPERATING PROFIT/LOSS**	**1930**				
+ Interest Income	1940				
- Interest Expense	1950				
+ Capitalized Interest & Differences in Exchange	1960				
+/- Reserve for Amortization & Financial Provisions(11)	1970				
+/- Profit/Loss on Differences in Exchange (19)	1980				
+/- Profit Sharing in Companies	1990				
- Amortization of Consolidated Goodwill	2000				
+ Reversal of Negative Differences From Consolidation	2010				
= **PROFIT/LOSS ON REGULAR OPERATIONS**	**2020**				
+/- Profit/Loss from Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (12)	2021				
+/- Variance in Provisions for Intangible Fixed Assets, Tangible Fixed Assets and Control Portfolio (13)	2023				
+/- Profit/Loss from Share & Debenture Trading (14)	2025				
+/- Prior Periods Profit/Loss (15)	2026				
+/- Other Special Profit/Loss (16)	2030				
= **PRE-TAX CONSOLIDATED PROFIT/LOSS**	**2040**				
+/- Income Tax	2042				
= **CURRENT PERIOD CONSOLIDATED PROFIT/LOSS**	2044				
+/- Profit/Loss from ExternalPartners	2050				
= **CURRENT PERIOD PROFIT/LOSS FROM CONTROLLING ENTITY**	**2060**				

IV. CONSOLIDATED GROUP BALANCE SHEET

(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

		Current Period	Prior Period
I. Tangible Fixed Assets	4000	201,558	238,933
II. Real Estate	4010		
III. Goodwill		4020	11,006
IV. Other Intangible Fixed Assets	4030	348,429	411,134
V. Non-current Financial Assets	4040	5,976	7,578
VI. Investments Booked by Holding Method	4050	17,324	30,371
VII. Biological Assets	4060		
VIII. Deferred Tax Payments	4070	1,303,135	1,307,176
IX. Other Non-Current Assets	4080	13,772	47,475
A) NON-CURRENT ASSETS	**4090**	**1,901,200**	**2,042,687**
I. Biological Assets	4100		
II. Inventory	4110	198,432	144,977
III. Commercial & Other Accounts Receivable	4120	254,157	315,639
IV. Other Current Financial Assets	4140		
V. Tax Credit on Current Earnings	4150		
VI. Other Current Assets	4160	24,270	12,930
VII. Cash & Other Equivalent Liquidity	4170	1,937	3,773
Sub-total Current Assets	**4100**	**478,796**	**477,319**
VIII. Non-current Assets Classified for Sale and from Discontinued Business Activities	4190		
B) CURRENT ASSETS	**4195**	**478,796**	**477,319**
TOTAL ASSETS (A+B)	**4200**	**2,379,996**	**2,519,986**

LIABILITIES & CURRENT NET WORTH		Current Period	Prior Period
I. Capital	4210	267,129	252,009
II. Other Reserves (20)	4220	614,089	472,531
III.Cumulative Earnings (21)	4230	-577,194	-583,028
IV. Other Instruments of Net Worth	4235		
V. Less: Own Equity	4240		
VI. Differences in Exchange	4250		
VII.Other Value Dating Adjustments	4260		
VIII.Reserves for Revaluation of Non-current Assets classified as maintained for sale or discontinued business activity	4265		
IX. Less: Prepaid Dividends	4270		
SHAREHOLDERS' EQUITY IN CONTROLLING ENTITY	**4280**	**304,024**	**141,512**
X. Minority Holdings	4290	35,097	26,655
A) SHAREHOLDERS' EQUITY	**4300**	**339,121**	**168,167**
I. Debentures and Other Negotiable Securities Issued	4310		
II. Borrowings with Financial Institutions	4320	880,600	1,126,036
III.Other Debt	4330	211,065	374,378
IV. Liability for Deferred Tax Payments	4340	95,262	114,736
V. Reserves	4350	41,701	46,183
VI. Other Non-current Liabilities (22)	4360	25,889	94,550
B) NON-CURRENT LIABILITIES	**4370**	**1,254,517**	**1,753,685**
I. Debentures and Other Negotiable Securities Issued	4380		
II. Borrowings with Financial Institutions	4390	114,945	37,258
III.Commercial & Other Accounts Payable	4400	579,685	498,563
IV. Other Financial Liabilities	4410		
V. Reserves	4420		
VI. Liability for Tax Due on Current Earnings	4430		
VII.Other Current Liability	4440	91,728	60,115
Sub-total Current Liabilities	**4450**	**786,358**	**595,936**
VIII.Liabilities directly associated to Non-current Assets: classified for sale or discontinued business activity	4465		
C) CURRENT LIABILITIES	**4470**	**786,358**	**595,936**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A+B+C)	**4480**	**2,379,996**	**2,519,986**

V. CONSOLIDATED GROUP PROFIT/LOSS

(PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Units: Euros '000		Current Period Amount	%	Prior Period Amount	%
+ Net Revenues (6)	4500	1,514,544	100.00%	1,417,295	100.00%
+ Other Income (7)	4510	4,412	0.29%	59,876	4.27%
+/-Variance Inventory of Finished Product and In Progress	4520		0.00%		0.00%
- Purchases	4530	-799,567	-52,79%	-769,194	-54,27%
- Staff Expense	4540	-116,924	-7.72%	-113,645	-8.02%
- Reserve for Amortization	4550	-232,945	-15.38%	-286,976	-20.25%
- Other Expense	4560	-278,425	-18,38%	-310,327	-21.90%
= OPERATING PROFIT/LOSS	**4570**	91,095	6.01%	-2.969	-0.21%
+ Interest Income	4580	2,719	0.18%	1,275	0.09%
- Interest Expense	4590	-82,723	-5.46%	-123,719	-8.73%
+/-Differences in Exchange (net)	4600	-3,074	-0.20%	-10,441	-0.74%
+/-Profit/Loss from Variations in ReasonableValue of Financial Instruments (net)	4610	5,273	0.35%		0.00%
+/-Profit/Loss from Variations in ReasonableValue of Non-financial Assets (net)	4620		0.00%		0.00%
+/-Profit/Loss in the Loss/Recovery In Asset Value (net)	4630	1,469	0.10%	-13,280	-0.94%
+/-Sharing in Current Profit/Loss by Subsidiaries under Sharing Method of Accounting	4640	-5,810	-0.38%	-10,892	-0.77%
+/-Profit/Loss in Sale of Non-current Assets or Revaluation of Non-current Assets Classified as Maintained for Sale not Included among Suspended Business Activities (net)	4650	2	0.00%	257	0.02%
+/-Other Profit/Loss (net)	4660		0.02%	-75,630	-5.34%
= PRETAX PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4680**	8,981	0.59%	-235,399	-16.61%
+/-Tax on Earnings	4690	-838	-0.06%	74,335	5.24%
= CURRENT PERIOD PROFIT/LOSS ON CONTINUOUS OPERATIONS	**4700**	8,143	0.54%	-161,064	-11.36%
+/-Profit/Loss after Taxes on Discontinued Business Activity (23)	4710		0.00%		0.00%
= CURRENT PERIOD PROFIT/LOSS	**4720**	8,143	-0.54%	-161,064	-11.36%
+/-Minority Holdings	4730	-417	0.03%	8,239	0.58%
= PROFIT/LOSS ALLOCATED TO SHAREHOLDERS' EQUITY IN THE CONTROLLING ENTITY	**4740**	7,726	0.51%	-152,825	-10.78%

VI. COMPARATIVE CONSOLIDATED GROUP BALANCE SHEET

(COMPARISON BETWEEN CURRENT STANDARD NATIONAL ACCOUNTING PRACTICE AND INTERNATIONAL STANDARDS FOR FINANCIAL REPORTING)

Units: Euros '000

ASSETS		START PERIOD 2005	CLOSE PERIOD 2004
I. Start-up Cost	5000		147,304
II. Intangible Fixed Assets	5010	238,931	227,855
III.	Real Estate	5020	
IV. Goodwill	5030		
V. Other Intangible Fixed Assets	5040	411,134	265,417
VI. Non-current Financial Assets	5050	7,678	7,578
VII.Long Term Equity in Controlling Entity	5060		
VIII.Other Non-current Assets	5070	1,369,060	1,331,534
A) LONG TERM NON-CURRENT ASSETS	**5080**	**2,026,703**	**1,999,688**
B) EXPENSE ALLOCATED TO DIFFERENT PERIODS 47,475	**5090**		
I. Inventory	5100	144,977	144,977
II. Commercial & Other Accounts Receivable 317,975	5110		315,639
III Other Current Financial Assets	5120		
IV. Short Term Equity in Controlling Entity	5130		
V. Other Current Assets	5140	6,772	12,936
VI. Cash & Other Equivalent Liquidity	5150	3,773	3,773
Sub-total	**5160**	**471,161**	**479,655**
VII.Non-current Assets Classified for Sale and from Suspended Business Activities	5170		
C) CURRENT WORKING ASSETS	**5175**	**471,161**	**477,319**
TOTAL ASSETS (A+B+C)	**5180**	**2,497,864**	**2,526,818**

LIABILITIES & SHAREHOLDERS' EQUITY		START PERIOD 2005	CLOSE PERIOD 2004
I. Capital	5190	252,009	252,009
II. Reserves	5200	-138,816	167,305
Special adjustment against reserves for conversion to IFRR (*)	5210	-153,298	
III.Other Instruments of Shareholders' Equity	5215		
IV. Less: Own Equity	5220		
V. Value Dating Adjustments	5230		
VI. Current Profit/Loss	5240		-156,234
VII.Less: Prepaid Dividends	5250		
A) SHAREHOLDERS' EQUITY AS PER NATIONAL STANDARDS IN THE CONTROLLING ENTITY	**5260**	**113,191**	**263,080**
B) MINORITY HOLDINGS	**5270**	**26,655**	**26,655**
TOTAL SHAREHOLDERS' EQUITY AS PER IFRR (A+B+C)	**5280**	**139,846**	
C) NEGATIVE CONSOLIDATION DIFFERENCE	**5290**		
D) EARNINGS ALLOCATED TO DIFFERENT PERIODS	**5300**	**38,464**	**38,464**
I. Debentures and Other Negotiable Securities Issued	5310		
II. Borrowings with Financial Institutions	5320	1,115,169	1,126,036
III.Reserves	5330	45,343	46,183
IV. Other Non-Current Assets	5340	559,539	430,464
E) LONG TERM NON-CURRENT LIABILITIES	**5350**	**1,720,051**	**1,602,683**
I. Debentures and Other Negotiable Securities Issued	5360		
II. Borrowings with Financial Institutions	5370	40,825	37,258
III.Commercial & Other Accounts Payable	5380	498,563	498,563
IV. Reserves	5390		
V. Other Current Liabilities	5400	60,115	60,115
Sub-total	**5410**	**599,503**	**595,936**
VI. Liabilities directly associated to Non-current Assets: *classified as maintained for sale or* suspended business activity	5420		
F) SHORT TERM CURRENT LIABILITIES	**5425**	**599,503**	**595,936**
TOTAL LIABILITIES & NET WORTH (A+B+C+D+E+F)	**5430**	**2,497,864**	**2,526,818**

(*) Information only: balances are not computer arithmetically for calculation of "Net Worth as per IFRR.

VII.BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL Current Period	INDIVIDUAL Prior Period	CONSOLIDATED Current Period	CONSOLIDATED Prior Period
	2100				
Subscribers	2105	409,236	431,965	1,059,492	1,059,461
Advertising	2110	70,611	52,574	74,518	56,635
Miscellaneous	2115	505,883	449,612	380,534	301,199
	2120				
	2125				
	2130				
	2135				
	2140				
(*)Finished Project Pending Authorization	2145				
Total Breakdown of Revenues	**2150**	**985,730**	**934,151**	**1,514,544**	**1,417,295**
Domestic Market	2160	985,730	934,151	1,514,544	1,417,295
Exports:					
to European Union	2170				
to O.E.C.D. Countries	2173				
to Other Nations	2175				

(*) For completion only by Construction Firms

VIII. AVERAGE CURRENT PERIOD HEADCOUNT

		INDIVIDUAL Current Period	INDIVIDUAL Prior Period	CONSOLIDATED Current Period	CONSOLIDATED Prior Period
TOTAL HEADCOUNT	3000	1,186	1,098	1,811	1,721

IX. BUSINESS DEVELOPMENT

(In addition to compliance with the terms of instructions for completion of this semi-annual reporting, all information under this heading shall specifically mention the following aspects: development of revenue streams and costs related to such income; breakdown and analysis of the main operations leading to special financial results, if applicable; remarks on major investment and divestment transactions together with an explanation of their impact on the corporate management fund and particularly on cash management of the company; sufficient explanation regarding the nature and impact of the accounting entries that may have lead to significant variation on revenues or on corporate financial results during the semi-annual period with respect to results published in the preceding period. In addition, any entities submitting balance sheet and profit & loss statement for the consolidated group in accordance with the ratified IFRR shall report in detail regarding any transactions with significant impact on the corporate or group financial position, profit & loss or shareholders' equity as a consequence of any deterioration of assets or reversal of such trend, reasonable revaluation of assets and liabilities, including derivatives and hedging transactions, differences from exchange of foreign currency, reserves, market mix, operations classified as "discontinued business", or any other such transactions with over-reaching effects, together with a description of the material variations under the heading "Non-Current Assets Classified as For Sale and Discontinued Business Activity" and related liabilities, of the significant variation in the risk undertaken together with transactions aimed at mitigating exposure, and facts subsequent to the closing date, that albeit of relevance, are not reflected in the financial reporting submitted. Finally, a clear distinction shall be made between remarks pertaining to consolidated financial statements and comments applicable to individual financial statements.)

PLEASE SEE APPENDIX I

X.1) ISSUE, AMORTIZATION OR WRITE-OFF OF CREDIT

(This heading shall contain individual information concerning each issue, amortization or write-off of credit booked from the beginning of the period shall be submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue, amortization or write-off as indicated below. This reporting shall be submitted separately for each issue or placement of securities requiring publication of a prospectus for filing with any Jurisdictional Authority (24) of any member nation of the European Union as well as those exempt from this requirement, with a distinction made between each issue, amortization or write-off. In the case of issues, amortization or write-offs carried out by affiliates or any other company different from the controlling entity, subsidiaries or multi-group enterprises, such reporting shall be included only to the extent that the issue or write-off were backed—in whole or in part—by the controlling entity or by any other subsidiary or multi-group enterprise. The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

			Features of the Issue, Amortization or Write-Off of the Loan									
Issuer	*Relation (29)*	*Country*	*Transaction Type (27)*	*ISIN Code (30)*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued (31)*

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Not Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

			Features of the Issue, Amortization or Write-Off of the Loan									
Issuer	*Relation (29)*	*Country*	*Transaction Type (27)*	*ISIN Code (30)*	*Type of Security*	*Date of Issue Amort. or*	*Outstandings*	*Interest Rate*	*Maturity Date &*	*Listing Exchs.*	*Credit Rating*	*Guarantees Issued (31)*

X.2) THIRD-PARTY ISSUES UNDER GROUP GUARANTEE

(This heading shall contain individual information concerning each issue, amortization or write-off of credit guaranteed from the beginning of the period and submitted by the entity responsible for publication of the period reporting, or if applicable, by an entity forming part of the consolidated group, including details regarding each issue or placement reported above under heading X.1. For those cases in which a subsidiary or other company consolidated to the group apart from the controlling entity or any other subsidiary or multi-group enterprise has furnished a guarantee, the information shall be included only if a calling-in of the guarantee would have a material affect (32) upon consolidated financial statements.

The issues or placement of securities traded on the money market (25) may be listed (26) under transaction type (27) and likewise those issues backed by the same company within a single country, as long as the features of the instrument are similar. Should the issue, amortization or write-off be orchestrated through a "special business enterprise" (28), this fact shall be specifically mentioned.)

Issue, Amortization or Write-off of Loan Instruments with Issue or Placement Requiring Registration of a Prospectus with a Jurisdictional Authority (24) of the European Union

Features of the Issue, Amortization or Write-Off of the Loan

Issuer Relation Country Transaction ISIN Code Type of Date of Issue Outstandings Interest
Maturity Listing Credit Guarantees
(33) Type (27) (30) Security Amort. or Rate Date & Exchs.
Rating Issued(31)

XI.) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Report dividends paid out from the start of the financial period)

			Per cent of Nominal Value	Euros per Share	Amount Euros '000
1.	Common Shares	3100			
2.	Preferred Shares	3110			
3.	Redeemable Shares	3115			
4.	Shares with no Voting Rights	3120			

Additional information regarding distribution of dividends (prepaid, complementary, etc.)

Appendix under sheet G-11b

XII.) SIGNIFICANT FACTS (*)

			YES	NO
1.	Acquisitions or transfer of holdings of equity in companies listed on the Stock Exchange determining the obligation to report according to terms of section 53 of the Securities Trading Act (Five per cent and multiples thereof.	3200		X
2.	Buyback of shares determining the obligation to report under the additional regulation number 1 of the Law of Corporations (One per cent).	3210		X
3.	Other significant increases or decreases in capital expenditure (holdings in excess of 10% in unlisted companies, major investments and divestments, etc.)	3220	X	
4.	Increases and decreases to share capital or nominal share value.	3230	X	
5.	Issue, amortization or write-off of loans.	3240		X
6.	Changes in the Management or Board of Directors.	3250	X	
7.	Amendments to Corporate By-laws.	3260	X	
8.	Conversions, Mergers, Spin-offs	3270		X
9.	Changes to institutional regulation in the sector significantly impacting the economic or financial position of the Corporation or the Group.	3280		X
10.	Lawsuits and other legal action or proceedings that may affect the net worth of the Corporation or the Group.	3290		X

11. Bankruptcy proceedings, receivership, etc.	3310	X
12. Special agreements involving restriction, assignment or waiver, either in whole or in part, of the political and economic rights conferred by equity shares in the Corporation.	3320	
13. Strategic agreements with domestic or international groups (exchange of stock packages).	3330	X
14. Other significant facts.	3340	X

(*) Indicate by 'X' in each corresponding box, and if affirmative, attach explanatory appendix reflecting the date of reporting to the National Securities Trading Board and 'SRBV'.

Additional Information Regarding Dividend Distribution (prepaid, complementary, etc.).

The SOGECABLE Group did not distribute dividends during the 2005 period.

XIII. EXPLANATORY APPENDIX CONCERNING SIGNIFICANT FACTS

PLEASE SEE APPENDIX II.

XIV. TRANSACTIONS WITH RELATED PARTIES (34)

Reporting under this heading is subject to the provisions of Order EHA/3050/2004 dated September 15, concerning reporting of transactions with related parties (35) to be provided by the corporations issuing negotiable securities listed in official secondary markets in accordance with guidelines for the preparation and submission of semi-annual reporting.

1. TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS OF THE CORPORATION

Code (37)	Transaction Description (37) / Related Party (42)	Reporting Type (38)	Period	Amount (Euros '000)	Profit/Loss (40) (Euros '000) (41)	Term (38)
016	Funding agreements: loans PRISA	Individual	Prior curr.per	59,709	-0-	Canceled
016	Funding agreements: loans TELEFÓNICA DE CONTENIDOS, S.A.U.	Individual	Prior curr.per	59,709	-0-	Canceled
016	Funding agreements: loans TELEFÓNICA DE CONTENIDOS, S.A.U.	Individual	Prior	193,925	-0-	Matures AUG 2012
019	Interest paid TELEFÓNICA DE CONTENIDOS, S.A.U.	Individual	Current	20,212	-0-	Short
009	Services rendered GRUPO PRISA	Consolidated	Current	23,293	-0-	Short
009	Services rendered GRUPO TELEFÓNICA	Consolidated	Current	76,450	-0-	Short

Other Considerations (43)

The transaction description of "Services rendered" (Consolidated reporting) with the PRISA and Telefónica Groups incorporates net balances for reciprocal services rendered between the Sogecable Group, the PRISA Group and the Telefónica Group respectively.

2. TRANSACTIONS WITH MANAGEMENT AND DIRECTORS OF THE CORPORATION (38)

Code (37)	Transaction Description (37) / Related Party (42)	Reporting Type (38)	Period	Amount (Euros '000)	Profit/Loss (40) (Euros '000) (41)	Term (38)
026	Compensation Board of Directors	Consolidated	Current	2,703	-0-	Short
026	Compensation Management Committee/ Executive	Consolidated	Current	4,166	-0-	Short
010	Services rendered Director Mr.Gregorio Marañón	Individual	Current	100	-0-	Short

3. TRANSACTIONS WITH PERSONS, COMPANIES OR ENTITIES OF THE GROUP (36)

Code	Transaction Description (37)		Reporting Type	Period	Amount	
	Profit/Loss(40)	Term	Related			
(37)		(38)	(38)	(Euros '000)	(Euros '000)	(41)
	Party(42)					

Other Considerations (43)

4. TRANSACTIONS WITH RELATED PARTIES (36)

Code	Transaction Description (37)		Reporting Type	Period	Amount	
	Profit/Loss(40)	Term	Related			
(37)		(38)	(38)	(Euros '000)	(Euros '000)	(41)
	Party(42)					

XV. SPECIAL REPORT OF AUDIT

(This heading should be completed for the semi-annual reporting pertaining to the period following the most recent period closed and audited, and is applicable to all corporate issuers that in accordance with the terms of paragraph eighteen of the Ministerial Order dated January 18, 1991, are required to submit a special Report of Audit in cases in which the audit report of the annual financial statements of the preceding prior year expresses a denial to formulate an opinion, an adverse opinion or reports findings and exceptions. Mention shall be made that the above-mentioned Special Report of Audit is attached to the semi-annual reporting package, together with copies of the information or statements provided or expressed by Corporate Executive Management concerning the updated situation of the findings and exceptions of the auditor in the Report of Audit of the annual financial statements of the prior period, that according to applicable Technical Audit Regulations, would be the basis for preparation of subject special report.)

INSTRUCTIONS FOR PREPARATION OF THE SEMI-ANNUAL REPORT (GENERAL)

--The numeric data requested—unless indicated to the contrary—shall be expressed in thousands of Euros, without decimals, and balanced by rounding off.

--Negative figures shall be expressed with a minus sign (-) preceding the figure in question.

--Unless indicated to the contrary, the period of the prior year should appear beside each numeric amount.

--International financial regulations ratified (IFRR) shall be understood to be those ratified by the European Commission pursuant to the procedure established by EC Regulation 1606/2002 of the European Parliament and Council on July 19, 2002.

--The financial reporting contained in this package shall be completed according to regulations and accounting standards in matters of reconciliation and value dating applicable to the entity for preparation of the financial statements of the annual period to which the periodic public reporting submitted refers.
Up to the annual periods commencing January 1, 2007, all companies with the exception of credit institutions that through the application of provisions of the Commercial Code are required to formulate annual consolidated accounting statements, and at the annual closing date for the period have issued only fixed income corporate obligations listed on a Stock Exchange, and have chosen to continue application of the standards contained in article three, title III of book one of the Commercial Code and subsequent related regulations, as long as during any prior year the IFRR ratified had not been applied, shall submit public periodic reporting on forms appearing in paragraphs IV and V referring to the current domestic accounting standards.

--Reporting for inclusion under the heading Business Development shall be adequate for the forming of an opinion by investors, with sufficient foundation regarding the business in which the company engages and the financial results obtained during the period covered by the financial highlights, as well as the financial situation and other essential information concerning the general course of business of the firm.

--Definitions:

(1) Variations in the companies comprising the consolidated group: these shall be compiled solely for those companies that have been included in or excluded from the consolidation process with respect to the consolidated annual financial statements of the most recently closed period.

(2) The various heading making up Capital Expenditure shall reflect net cumulative amortization and reserves.

(3) Expense distributed over several periods shall include expense related to the formalization of debt issuance (costs of issue and modification of corporate bonds and formalization of debt, including the certification, taxation, printing of certificates and other similar expense), deferred interest expense on negotiable securities (the difference between the redemption amount and the price of issue of the corporate bonds and other analogous liabilities) and the deferred interest expense (the difference between the redemption amount and the amount received in debt other than that represented by the corporate bonds). Moreover, companies in the electricity sector shall include prorated accounts that pertain to their sector.

(4) Earnings distributed over several periods shall include capital subsidies, positive differences of exchange, deferred interest income (interest incorporated to the nominal value of commercial credit granted, imputed to profit & loss over the course of future periods) together with other income allocated over several periods.

(5) The portion of long term debt maturing in less than 12 months shall be reclassified under the appropriate heading, in the line "Short Term Accounts Payable".

(6) The net amount of business revenues shall incorporate amounts from the sale of products and services corresponding to the regular business of the company, deducting sales rebates and discounts, together with value-added tax and other taxes directly related to subject revenues.

(7) Operating income shall be reported under the heading "Other Earnings", together with work carried out by the company on capital expenditure items (excepting interest and capitalized differences in exchange) and operating subsidies (do not report capital subsidies assigned to profit/loss for the period).

(8) The heading "Outsourcing & Operating Expense" shall report:
--Work performed by other firms, outsourcing of services (leasing, repair work, transportation, insurance, power, etc.); taxes (excepting income tax) and other operational expense.
--Provisions to reserves for operating risk and costs (large-scale repairs, etc.; excluding reserves for retirement pensions and similar liability that shall be imputed to "Staff Expense".

(9) Other expense and income shall comprise the profit or loss corresponding to non-managerial partners in operations regulated under articles 239 to 243 of the Commercial Code and other analogous common operations.

(10) Variation in the provisions of working capital shall be comprised of the contributions booked inn the period, deducting overruns and the pertinent application of funds allocated to perform corrections in value for reversible depreciation in stocks, customer liability and accounts receivable. The figures for losses due to customer insolvency and past due accounts receivable shall also be reflected.

(11) Amounts reserved for amortization and interest payable shall include the contributions booked during the period, deducting any overruns and the pertinent application of funds reserved allocated to perform corrections in value for reversible depreciation in movable property (excepting amounts corresponding to equity holdings in group companies or affiliates) and other negotiable securities, as well as non-commercial short- and long-term credit.

(12) The Profit or Loss from intangible and tangible fixed assets and control inventory shall be comprised of the profits and losses resulting from the sale or transfer of intangible or tangible fixed assets and long-term equity holdings in group companies, affiliates or multi-group enterprises, or due to total or partial withdrawal from inventory resulting from irreversible depreciation losses on such assets.

(13) Variation in reserves for intangible and tangible fixed assets and control inventory shall be comprised of contributions booked during the period, with deduction of overruns and pertinent application of funds allocated for the correction of valuations further to reversible depreciation of intangible and tangible fixed assets, as well as long-term equity holdings in group companies and affiliates.

(14) Profit or Loss from company stock and bond transactions shall be comprised of the profits or losses resulting from the amortization of bonds and debentures or the sale of stock and bonds issued by the company.

(15) Profit or Loss from prior periods shall be comprised of the significant profit or loss pertaining to the prior periods in question, that in view of their relative importance, cannot be booked due to their very nature.

(16) Other special profit or loss shall be comprised of:
--The amount of capital subsidies transferred to profit or loss for the period.
--Special earnings and expense of any significant amount, not considered as periodic further to evaluation of projected future profit or loss of the company.

(17) The Reserves of consolidated companies shall include both amounts corresponding to companies consolidated by the global integration method or proportionately, as well as those pertaining to companies consolidated through offset methodology.

(18) and (19) The headings for Profit or Loss and differences in exchange (these appear only in the consolidated version) shall be comprised of the differences of exchange arising from the conversion of balances of foreign exchange held by consolidated companies (both under the global or proportional integration as well as the offset method).

20) Other Reserves: This heading shall include the reporting of reserves for revaluation of tangible and intangible assets as well as other reserves differentiated from those of cumulative earnings.

(21) Cumulative Earnings: This heading shall include the reporting of undistributed (to shareholders) profit/loss from the current or prior periods.

(22) Other Non-current Liabilities: Among other entries, this heading shall be comprised of post-employment obligations with employees and other long term compensation.

(23) Profit/loss after Taxes of Discontinued Business Activities (Net): Report under this heading the net figure of taxes corresponding to:

(i) Profit/loss after taxes of discontinued business;

(ii) Profit/loss after taxes recognized as reasonable valuation less cost of sale, or, assignment or disposal by means other than sale of the assets or transferable elements constituting the discontinued business activity.

(24) Jurisdictional Authority of a member nation of the European Union: as designated by the Member Nation of origin as defined under section 2.1m of Directive 2003/71/CE of the European Parliament and Council dated November 4, 2003, concerning the prospectus that shall be published in cases of public offering or listing of securities on a stock exchange.

(25) Issue of securities on the money market: for the purposes of this Circular, these shall be considered as any issues of securities with a high liquidity, under the necessary condition that the issue be listed and traded on an organized secondary market—official or otherwise—and that the result of trading in such securities may be expeditiously realized, and the term of maturity or amortization schedule be equal or less than eighteen months.

(26) Grouping of Issues or Placement: grouping shall be done by total outstandings at the reference date for the public reporting package for the period providing average values for those headings referring to interest rates, maturity and credit ratings, or other values as long as these are more significant.

(27) Transaction: the transaction shall be classified with one of the following codes, depending on the nature of the transaction. "I" = Issue, "R" = Redemptions, "W" = Write-offs.

(28) Special Function Entity (special funding vehicle): entities of any type, whether they belong to the group of the borrower or not, are required to file periodic public reporting, that is created to service a specific objective and is clearly pre-defined (for example, to carry out a leasing operation, research and development or asset securitization), whatever the legal configuration may be, and usually the object of legal conditions imposing strict limitations—sometimes permanent—upon the authority that the governance bodies, directors or executives may exert upon the activity of such an entity.

(29) Relationship (issues, redemptions or write-offs of credit): the type of relationship with the reporting company shall be reported under this heading: controlling entity, dependent, multi-group, affiliate, or any other company included within the consolidation confines.

(30) ISIN (International Securities Identification Numbering System): the corresponding ISIN number shall be reported for issues to which the code has been assigned. If this is not the case, insert "N/A".

(31) Guarantees furnished: The type of guarantee furnished shall be indicated together with the guarantor company.

(32) Guarantees that may materially affect the financial statements: for purposes of this reporting package, exercise of the guarantee shall be considered as materially affecting the firm if omission or erroneous mention of the impact of execution of the surety in the reporting context might influence the economic decisions of the user of such reporting, individually or collectively.

(33) Relationship (Issues by third parties with group backing): this section shall reflect the nature of the relationship existing between the entity filing the periodic public reporting package or any company falling within the distinction of the consolidation, and the entity receiving the guarantee to back its issue or placement of securities, whichever this may be. If applicable, the relationship between the corporate guarantor and the borrower required to file the periodic public reporting package.

(34) Related Parties: a party shall be considered related to another when one of the two, or a group acting in concert exercises or has the possibility of exercising control over the other company, or a significant influence in the financial and operational decision making process of the other, either directly or indirectly, or through agreements or covenants between shareholders.
The existence of control is presumed when one of the factors is present specified in section 4 of Law 24/1988 dated July 28 regarding Securities Trading.
Significant influence is understood as that which allows the party exercising such influence for the outcome of financial and operational decisions of the company, although the party does not control the company. For purposes of this Circular, the existence of significant influence is evidenced—unless proven otherwise—by one or several of the circumstances below:
a) Representation on the Board of Directors or equivalent management body of the company in which the interest is held;
b) Participation in policy setting processes between the parties involved in decision-making concerning dividends and other distributions;
c) Transactions of relative importance between the investor and the company in which the interest is held;
d) Exchange of executive management; or,
e) Supply of essential technical information.
Notwithstanding the above, in order to establish the existence of significant influence, if applicable, the contents of Directive 2002/87/CE dated December 16 must be taken into account.
(35) Related transactions: Order EHA/3050/2004 dated September 15, considers related transactions as those involving the transfer of resources, services or obligations between related parties, independently of whether or not a reciprocal service was provided. Reporting of transactions between companies or entities of the same consolidated group shall not be required as long as such activity was eliminated during the process of compiling the consolidated financial data and forms part of the usual inter-company activity with respect to purpose and conditions. Reporting of transactions that involve part of the regular course of business of the company and are undertaken under normal market conditions, being of little transcendence, is not required either, with the understanding that by this, reference is made to transactions which if disclosed would not impact either the faithful image of corporate net worth, the financial status or the results of the company.
(36) Reporting concerning related parties shall be broken down under the headings established in paragraph four of Order EHA/3050/2004 dated September 15. For the purposes of paragraph four letter (C) of subject Order, only those transactions taking place between related parties affecting the reporting entity or group shall be reported.
(37) Transaction code and description: in all cases it shall be necessary to report the following types of interlocking transactions, the encoding of which is listed in the following table:
Transaction Code
001 Goods purchased (finished or not)
002 Goods sold (finished or not)
003 Purchase of tangible fixed assets
004 Purchase of intangible fixed assets
005 Purchase of fixed financial assets
006 Sale of tangible fixed assets
007 Sale of intangible fixed assets
008 Sale of fixed financial assets
009 Services rendered
010 Services received
011 Joint contracts
012 Leasing agreements
013 Franchising agreements
014 Technology transfers: research & development
015 Licensing agreements
016 Funding agreements: Loans
017 Funding agreements: Capital increases (cash or specie)
018 Funding agreements: Other (explain)

019 Interest income
020 Interest paid
021 Accrued interest-not disbursed
022 Accrued interest-not collected
023 Distribution of dividends and other profits
024 Bonds and guarantees
025 Management agreements
026 Compensation
027 Indemnification
028 Contribution to pension plans and life insurance
029 Services requiring compensation with financial equity instruments (stock options, convertible debentures, etc.
030 Commitments for buy options
031 Commitments for put options
032 Other instruments involving transfer of resources or obligations between the company and the related party
033 Other (explain)

(38) Consolidated reporting (C) or Individual reporting (I): the data reported in the table shall be aggregated when dealing with entries of similar content. Nevertheless, individual data shall be reported regarding any transactions deemed significant due to the amount involved or key to an overall understanding of the periodic public reporting package. With respect to reporting of a transaction either deemed significant due to its amount or key to an overall understanding of the financial statements, applicable criteria shall be as specified under paragraph five of Order EHA/3050/2004 dated September 15 regarding the reporting of transactions with related parties.

Significant transactions with related parties due to the amount shall be considered as those exceeding the turnover or regular business volume of the company, of a significant nature based on the parameters established under Directive 2002/87/CE dated December 16. For the purposes of this Circular, if applicable, related transactions significant for their amount shall be considered as those requiring a breakdown in order to fully comprehend the real nature of the financial reporting contained therein.

On the other hand, transactions pertinent to the full comprehension of the periodic public reporting are considered to be those in which members of the Board of Director and the issuing company or any other group company intervenes either directly or indirectly, outside the sphere of regular turnover or business activity, and not transacted under normal market conditions.

(39) Current (cu)/Prior (Pr): period in which transaction originated. This reporting shall include not only the deals transacted since the beginning of the financial period up to the closing date for the reporting period of the periodic public reporting package (Cu), but also those transacted prior to the commencement of the financial period which have not yet reached maturity (Pr).

(40) Profit/Loss: profit or loss accrued refers to the difference between book value and the transaction price.

(41) Conditions and terms of payment: should the reporting be submitted as consolidated, it shall be classified based on the term remaining until maturity of the transaction; i.e., Short Term (ST) or Long Term (LT). If, on the contrary the reporting is individual, the term must be specified as well as the payment conditions corresponding to the specific transaction.

(42) Related party(ies): if the reporting is individual, the title or corporate name of the related party(ies) to the transaction shall be specified. It is not necessary to complete this field if the reporting is done on an aggregate basis.

(43) Other considerations: this heading shall provide information concerning pricing policies in place, guarantees furnished and received, as well as any other aspect of the transaction aiding in the appropriate interpretation of the transaction in question, including data regarding transactions not conducted under market conditions. For the latter, the profit or loss shall be reflected as booked by the reporting entity or its group if the transaction was conducted at market prices.

Security Reference No.		GENERAL		VERSION
				5.1.3

INFORMATION RELATING TO

PERIOD		First quarter	YEAR	2006

I. PARTICULARS OF THE ISSUER	
Corporate Name: SOGECABLE, S.A.	Taxpayer Identification No.
Registered Office: AVDA. DE LOS ARTESANOS, Nº 6 - 28760 TRES CANTOS, MADRID	A79114815

Persons assuming responsibility for this information, the position occupied thereby and identification of the powers of attorney held in accordance with which they represent the company: IÑIGO DAGO ELORZA- General Secretary. Power of attorney pursuant to public deed dated 26/02/2001, protocol number 655 FERNANDO MARTINEZ ALBACETE- Financial and Economic Manager. Power of Attorney pursuant to public deed dated 20/10/2001, protocol number 3.475	Signature:

A) ADVANCE QUARTERLY RESULTS

(With respect to consolidated information, fill in exclusively the column which applies in accordance with the law in force).

Units: Thousands of Euros		INDIVIDUAL		CONSOLIDATED SPANISH GAAP		CONSOLIDATED IFRS ADOPTED	
		Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
TOTAL REVENUES	*0800*	278.865	235.271			436.619	395.504
PROFIT/LOSS BEFORE TAX PROFIT/LOSS FROM CONTINUING OPERATIONS BEFORE TAX	*1040*	-39.953	-27.075			-28.637	-13.499
PROFIT/LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	*4700*					-18.271	-15.224
PROFIT/LOSS FOR THE YEAR	*1044*	-27.144	-23.863			-18.271	-15.224
Profit/Loss Attributable to Minority Interests	*2050*					-1.830	2.746
PROFIT/LOSS ATTRIBUTABLE TO THE PARENT / PROFIT/LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	*2060*					**-20.101**	**-12.478**
SHARE CAPITAL	*0500*	273.723	252.009				
AVERAGE NUMBER OF EMPLOYEES	*3000*	1.315	1.158			1.860	1.724

B) BUSINESS PERFORMANCE

Although such information shall be summarized given the synthetic nature of quarterly information, the comments to be included within this section should enable investors to form sufficient opinion regarding the activity carried on by the entity or group and the results obtained in the period covered by this quarterly information, as well its financial and net worth position, and other essential data regarding the general progress of the Entity's or group's matters. Lastly, comments regarding consolidated figures should be clearly differentiated from those relating to individual figures.

SEE APPENDIX 1

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public report is required to be in accordance with the recognition and valuation standards provided in the regulations currently in effect for the preparation of financial and accounting information corresponding to the Financial Statements for the annual period to which the current periodic public report presented refers. Where exceptionally, the generally accepted accounting principles and standards required pursuant to the laws in force are not applied to the accompanying data and information, this fact should be pointed out and sufficient cause should be provided. The influence that the failure to apply such standards and criteria might have on the net worth, financial position and of the results of the entity or consolidated group should also be explained. Additionally, and with a scope similar to the above, the modifications, if any, of the accounting standards used in the preparation of the accompany information relating to the last audited Financial Statements should be mentioned and commented. If the same accounting principles, standards and practices area applied as in the previous Financial Statements, and these are in accordance with the accounting legislation in force applicable to the company, this should be expressly stated. Where adjustments and/or reclassifications have been made in the previous period in accordance with applicable regulations due to changes in accounting practices, the correction of errors or changes in the classification of items, the quantitive and qualitive information required to understand these adjustments and/or reclassifications shall be included in this section).

In the preparation of the financial and accounting information for the first quarter of 2006 and 2005 included in this periodic public report, the recognition and valuation standards provided in the regulations currently in force were applied , which are the same as the accounting principles, criteria and policies used in the preparation of the audited individual and consolidated financial statements for 2005.

In this respect, the Sogecable Group's consolidated financial information is presented in accordance with International Financial Reporting Standards, and the accounting principles, criteria and policies used in their preparation are the same as those described in the audited consolidated financial statements for 2005.

The individual financial information on Sogecable, S.A. is presented in accordance with Spanish GAAP and the accounting principles, criteria and policies used in their preparation are the same as those described in the Company's audited individual financial statements for 2005.

C) DIVIDENDS PAID DURING THE QUARTER

(The dividends effectively paid since the commencement of the financial year shall be included)

		% of Face Value	Euros per Share (x,xx)	Amount (Thousands of Euros
Ordinary Shares	3100			
Preferred Shares	3110			
Redeemable Shares	3115			
Shares without a vote	3120			

Additional information regarding the payment of dividends (interim, complementary, etc.)

Sogecable paid no dividends in the first quarter of 2006

D) SALIENT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the capital of companies listed on the stock exchange which must be reported pursuant to Art. 53 of the Spanish Securities Market Act(5 % and multiples)	3200		X
2. Acquisitions of treasury shares which must be reported pursuant to additional provision 1 of the Spanish Corporations Act (1%)	3210		X
3. Other significant increases or decreases in non-current assets (shareholdings of more than 10% in non-listed companies, relevant material investments or divestments, etc.	3220	X	
4. Increases or decreases in share capital or in the face value of shares-.	3230	X	
5. Issues, redemptions or cancellations of debt securities.	3240		X
6. Changes in directors or in the Board of Directors	3250	X	
7. Changes in Corporate Bylaws	3260	X	
8. Transformations, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the industry significantly effecting the economic or financial position of the Company or Group	3280		X
10. Lawsuits, disputes or administrative proceedings that may significantly affect the net worth of the Company or Group	3290		X
11. Creditors' claims, suspension of payments, etc.	3310		X
12. Special agreements limiting, transferring or fully or partially waiving the political and economic rights relating to the Company's shares.	3320		X
13. Strategic agreements with Spanish or International groups (exchange of blocks of shares, etc.)	3330		X
14. Other salient events.	3340	X	

(*) Check the corresponding box with an "X" and in the affirmative, attach an explanatory exhibit including the date on which the information was reported to the Spanish National Securities Commission (CNMV)or to the Spanish Stock Exchange Governing Company (SRBV)

F) EXPLANATORY EXHIBIT OF SALIENT EVENTS

SEE EXHIBIT II.

INSTRUCTIONS FOR THE COMPLETION OF THE ADVANCE QUARTERLY REPORT (GENERAL)

- Unless otherwise indicated, the numerical data requested shall be expressed in thousands of euros, without decimal points. All balances shall be rounded.

- Negative amounts shall be indicated with a minus sign (-) in front of the corresponding number.

- Unless otherwise indicated, next to each data item expressed in figures, the period corresponding to the previous financial year shall be included.

- The International Financial Reporting Standards adopted (IFRS adopted) shall be understood to be those adopted by the European Commission in accordance with the procedure set forth under Regulation (EC) No 1606/2002 of the European Parliament and of the Council, of 19 July 2002.

- The financial information contained in this form shall be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the entity for the preparation of the Financial Statements for the annual period to which the public periodic report filed refers.

Through the financial periods commencing on 1 January 2007, and except for credit institutions, where those companies which in application of the provisions of the Spanish Commercial Code are required to prepare consolidated Financial Statements, and such companies have only issued fixed income securities traded on a stock exchange at year-end, should these companies choose to continue applying the regulations contained in the third section of chapter III of the first book of the Commercial Code and the regulations enacted thereunder, they shall present the consolidated periodic information in the forms included in sections IV and V referring to the Spanish accounting standards currently in effect, unless they have applied the IFRS adopted in a previous financial year.

- The information to be included under the heading "Business Performance" should allow investors to form an opinion, with sufficient knowledge, regarding the business activities engaged in by the entity and the results obtained during the period covered in advance, as well as the financial position and other essential information relating to the general progress of the entity's business matters.

- DEFINITIONS:

(1) Revenue: shall comprise the amounts relating to the sale of products and services corresponding to the company's ordinary operations net of rebates and other reductions in the sale price, as well as value added tax and other tax directly related to the aforementioned net sales. In the case that the consolidated figures are to be presented in accordance with the adopted IFRS, the information to be presented in this section will be prepared in accordance with these standards.

(2) Profit/Loss before tax from continuing operations: entities that present periodic financial information in accordance with the adopted IFRS shall include the profit or loss before tax from continuing operations under this heading.

(3) Profit for the year from continuing operations: this heading is only to be filled in by entities presenting their financial information in accordance with the adopted IFRS and shall reflect profit or loss from continuing operations after tax.

(4) Profit/Loss for the year: Entities presenting their financial information in accordance with the adopted IFRS shall include the profit or loss for the year from continuing operations less or in addition to profit/loss before tax from discontinued operations.

APPENDIX I
BUSINESS EVOLUTION


DIGITAL+

Following the discontinuance of **CANAL+** analogue service in November 2005, Sogecable has unified its pay television activities in **DIGITAL+**. The main events in the first quarter of 2006 were as follows:

- ✓ Net growth in Sogecable's pay television subscriber base. **DIGITAL+** achieved a net increase of over 25,000 new customers for its services during the quarter.

- ✓ Following the end of the migration of ***CANAL+*** analogue customers in 2005, **DIGITAL+** has enriched its commercial offer with new products since January 2006 increasing significantly the number of external recruitments.

- ✓ The evolution of the average revenue per customer during the first quarter reflects the significant number of analogue subscribers migrated to **DIGITAL+** in the previous quarters as well as the success of the choices included in the new offer in 2006 and the pay-per-view monthly ticket products.

- ✓ Sogecable has continued to improve the quality of its pay television services during the quarter. As an evidence of this, only **DIGITAL+** customers will be able to enjoy all games of the forthcoming Germany Football World Cup to be shown live.

As of March 31st 2006 Sogecable has over 1,985,000 **DIGITAL+** pay television subscribers, compared to 1,960,000 as of December 31st 2005.

Due to the end of the analogue pay television service, Sogecable focused its commercial activities in 2005 on the migration of these customers to **DIGITAL+**.

After the migration of ***CANAL+*** analogue subscribers, Sogecable's pay television customer base has resumed growth during the first quarter of 2006.


Quarterly evolution of Sogecable's subscriber base
Sogecable
(Thousands of subscribers)
-0,4
-39,9
-2,9
-90,6
25,3
1Q05
2Q05
3Q05
4Q05
1Q06

Over the past twelve months, **DIGITAL+** has increased its net subscriber base by over 285,000 as a result of the migration of ***CANAL+*** terrestrial subscribers and the recruitment of new customers.


Digital+ subscriber base evolution
DIGITAL+
(Thousands of subscribers)
1.700
1.776
1.854
1.960
1.985
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

During the first quarter of 2006, growth in the Sogecable subscriber base was driven mainly by the success of commercial activities to recruit new customers. A 40% increase was achieved in the gross recruitment of external customers in comparison to the first quarter of 2005.

Significantly, the distribution of new subscriptions in the first quarter of 2006 ran differently in comparison to the normal seasonal pattern, with the result that January was the month in which a lower number of new customers were added.

The new commercial offer launched by **DIGITAL+** in January 2006 contributed significantly to this result. All of the new products allow subscribers joining the service to access certain exclusive ***CANAL+*** content with a programming choice that includes film premières and key sport events.

The new subscription choices combine the quality of ***CANAL+*** programming with certain thematic contents, dividing the new choices according to new customers' preferences for films, sports, children, young or cultural programmes.

The additional channels included in the new offers as an add-on to ***CANAL+*** bring a small selection of the content available in higher tier subscription choices in order to persuade these customers to upgrade their contracts in the future.


NEW OFFER
SPECIFIC CONTENTS
GENERAL CONTENTS
CANAL+ DIGITAL
24,60 €
CANAL+ ESTRENOS
29,95 €
CANAL+ FÚTBOL
29,95 €
CANAL+ INFANTIL
29,95 €
CANAL+ DOCUMENTAL
29,95 €
CANAL+ JOVEN
29,95 €
CANAL+ CINE
CANAL+ DEPORTE
SPORTMANIA
CARTOON NETWORK
VIAJAR
NATIONAL GEOGRAPHIC CHANNEL
Discovery
FOX
AXN
CALLE 13
CANAL+
CANAL+ ...30
JETIX
documanía
latino
cocina
cuatro
CNN+
Galicia
CNN
TVi
météo
Bloomberg
TV5
TVC

Specifically, new **DIGITAL+** subscribers selected their initial programming on the basis of the following distribution:

1Q06 & 1Q05 gross additions breakdown by subscription packages


1Q 2006
1%
23%
76%
1Q 2005
17%
48%
35%
Basic tier ■ Canal+ tier ■ Digital+ tier

N.B.: Basic Tier includes subscribers selecting either "Básico" or "Básico Cine"choices. Canal+ Tier adds the subscribers to "Canal+ Digital", "Canal+ Familiar", "Canal+ Estrenos", "Canal+ Fútbol", "Canal+ Infantil", "Canal+ Documental", "Canal+ Joven", "Canal+ Familiar Deporte", "Canal+ Familiar Cine", "Canal+ Deporte", "Canal+ Cine", "Canal+ Total", as well as any customer still enjoying any former choice of CSD including the Canal+ channel. Digital+ Tier teams up the "Digital+ Familiar", "Digital+ Deporte", "Digital+ Cine" and "Digital+ Total" choices.

Together with the subscriber growth generated, the programming choices selected by new customers also reflect the success of the new commercial offer in the first quarter of 2006. 65% of new customers in the period selected one of the new subscription products. Specifically, over 32% of subscribers chose **CANAL+ Digital** for their initial **DIGITAL+** content selection.

The **CANAL+ Digital** product was created for the migration of analogue customers in 2005. This product was chosen by the majority of migrated subscribers joining **DIGITAL+**, given that they were able to keep the same subscription price while increasing the content offered.

This choice, which provides partial access to certain exclusive *premium* content, has been selected by over 28% of the former analogue customers joining **DIGITAL+** to add new channels and raise the cost of their subscriptions as of March 31st 2006.

Furthermore, only 2% of the former analogue subscribers who initially joined **CANAL+ Digital** have cancelled their subscriptions over the past twelve months.

Situation of the subscribers migrated during 2005 as of March 31st 2006


Cancel 2%
Upgrade 28%
Canal+ Digital 70%

The positive evolution of the churn rate of these subscribers is also shown by the new customers who joined **DIGITAL+** after April 2005. Overall, the annual churn rate of subscribers within one year of joining the service was 4%, as of March 31st 2006.

The highest churn rates are found amongst the **"Basic tier"** subscribers who have joined the service prior to May 2005. The cancellation rate among these subscribers as of March 31st 2006 was 24%. As of March 31st 2006 the annual cancellation rate was 12% for **DIGITAL+** subscribers.

The distribution of **DIGITAL+** subscribers as of March 31st 2006 in comparison with twelve months earlier is as follows:


DIGITAL+: Subscriber breakdown comparison 1Q05 / 1Q06
(Thousands of subscribers)
March 2005
March 2006
219
169
477
766
1.005
1.051
Basic tier
Canal+ tier
Digital+ tier

The higher proportion of analogue customers joining **DIGITAL+** over the course of 2005 and the programming choices selected by the new subscribers has generated an average monthly subscription revenue of 38.5 euros in the first quarter of 2006, compared to an average of 38.9 euros per month in the prior quarter.

Meanwhile, revenues from pay-per-view services generated average revenue per subscriber and month of 8.7 euros in the first quarter of 2006, compared to 7.2 euros in the first quarter of 2005. The new **Abono Fútbol+** and **Abono Cine+** services contributed to this growth.

Abono Fútbol+ (exclusively for customers subscribing to ***CANAL+* TOTAL** and **DIGITAL+ TOTAL**) allows users to buy one match broadcast on the pay-per-view service from each round of the Spanish football League at a price of 24 euros a month. **Abono Cine+**, offered at a monthly price of 5 euros, allows the user to purchase 5 films from the pay-per-view service.

As a result of the above, the average customer revenue in the first quarter of 2006 was 47.2 euros, an average increment of 1.1 euros compared to the 6.1 euros generated in the fourth quarter of 2005.


DIGITAL+ quarterly ARPU evolution: 1Q05 – 1Q06
49.8
47.9
43.4
46.1
47.2
6,5
6,0
3,1
7,2
8,7
43,3
41,9
40,3
38,9
38,5
1Q05
2Q05
3Q05
4Q05
1Q06
Monthly subscription
PPV Tickets
ARPU DIGITAL+

New content

Sogecable has continued to enrich the programming offer for **DIGITAL+** subscribers in recent months.

In December 2005 DIGITAL+ added "TVE1" and "La2", the two Radio Televisión Española (RTVE) analogue channels, to its channel line up.

From the beginning of broadcasts on March 27th 2006, the new general analogue channel, "laSexta", has also been available on **DIGITAL+** as part of the Sogecable pay television offer. Likewise, **Cuatro** has also been broadcast with digital quality as a part of the **DIGITAL+** proposal since November 7th 2005.

In addition to these general channels, which are also distributed in both analogue and digital terrestrial technology, **DIGITAL+** has included all of the RTVE thematic channels in its Digital Terrestrial Television offer. Thus, "Clan TVE" and "TVE 50 Años" join "Teledeporte" and "Canal 24 Horas", which were already being broadcast on **DIGITAL+.**

Furthermore, on March 28th 2006, Sogecable reached an agreement for the exclusive distribution in **DIGITAL+** of half of the matches of the forthcoming Football World Cup to be held in Germany since June 9th 2006.

As a result of this agreement and the inclusion in the **DIGITAL+** proposal of "laSexta", holder of the remaining World Cup rights including those classified as being of general interest in accordance with Spanish legislation, **DIGITAL+** subscribers will be the only viewers in Spain able to enjoy the whole of the Football World Cup live.

Sogecable

cuatro

March 31, 2006

cuatro

In the first few months of broadcasts, **Cuatro** has successfully established a varied programming grid with slots devoted to entertainment, quiz shows, sitcoms, news, interviews or late night shows.

The audience figures achieved in the first four full months of broadcasts are as follows:


Audience rates: 24 hours & Prime time

Source: Sofres.


4,9%
4,9%
5,0%
5,7%
5,3%
6,0%
5,6%
6,7%
Dec. 05
Jan. 06
Feb. 06
Mar. 06
24 hours
Prime time

The audience data obtained reveals a clear upward trend, with significant progression during the quarter compared to other market operators. This evolution is especially marked in prime time (time-frame from 8.30pm to 12.00am), the most attractive time frame.

The strong performance of the programmes broadcast in prime time has contributed significantly to these audience levels. In particular, in March 2006 the content broadcast in this time frame achieved weekly average audience levels of close to 10% in four days out of seven.

Just five months after broadcasts begun, **Cuatro** is nowadays an active member of the free to air market in Spain, providing a wide range of programmes which have attracted viewers from all other free to air channels.

The evolution of audiences in the Spanish free to air television market since **Cuatro** started broadcasting on November 7th 2005 has been as follows:

All channels 24 hours audience share

Audience share breakdown as of October 2005

12,9%
25,6%
16,9%
44,6%

Audience share breakdown as of March 2006

cuatro
12,2%
24,0%
5,6%
16,3%
41,8%

TVE **Private** **Regional** **Cuatro** **Other**

Source: Sofres.

Furthermore, the strong positioning of the channel in the market has benefited the audience levels obtained in the commercial target (individuals aged 16-54 years from all social classes except the lowest resident in towns with a population of over 10,000) as compared to the general audience. These levels are even higher in the core commercial target (individuals aged 16-44 years from all social classes except the lowest resident in towns with a population of over 50,000).

Audience rates: 24 hours, Commercial target & core commercial target

Source: Sofres.


4,9%
6,3%
7,0%
5,0%
6,6%
7,1%
5,3%
7,1%
7,8%
5,6%
7,3%
7,9%
Dec. 05
Jan. 06
Feb.06
Mar.06
24 hours
Commercial target
Core commercial target

A comparison of the Spanish market in terms of the commercial target in March 2006 and in the month previous to the beginning of broadcasts by **Cuatro** reveals the following:

All channels commercial target audience share

Audience share breakdown as of October 2005 | **Audience share breakdown as of March 2006**


15,9%
20,8%
14,0%
49,3%
cuatro
7,3%
15,1%
13,4%

19,3%

44,9%

TVE ■ Private ■ Regional ■ Cuatro ■ Other

Source: Sofres.

Sogecable

Consolidated Financial Results

March 31, 2006

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2006 & 2005 (First Quarter)

(Million euros)

	First Quarter 2006	First Quarter 2005	Dif	% var
TOTAL REVENUES	**437,5**	**396,4**	**41,0**	**10,4%**
Net Turnover	436,6	395,5	41,1	10,4%
Subscribers	*282,4*	*270,3*	*12,0*	*4,5%*
Advertising	*35,2*	*17,4*	*17,7*	*101,6%*
Other	*119,1*	*107,7*	*11,4*	*10,5%*
Other operating revenues	0,8	0,9	-0,1	-8,8%
OPERATING EXPENSES	**390,8**	**319,2**	**71,6**	**22,4%**
Purchases	272,9	215,7	57,2	26,5%
Personnel expenses	36,6	32,5	4,0	12,4%
Other operating expenses	81,3	70,9	10,4	14,6%
EBITDA	**46,7**	**77,2**	**-30,6**	**-39,6%**
Depreciation and amortisation	59,4	64,4	-4,9	-7,6%
OPERATING INCOME/LOSS (EBIT)	**-12,8**	**12,9**	**-25,7**	**-199,2%**
Other depreciation and provisions	0,0	0,1	-0,1	-90,5%
Gains or losses on sales of fixed assets	0,0	-0,1	0,1	-100,1%
Financial results	-14,4	-23,9	9,5	-39,7%
Share in results of companies carried by the equity method	-1,5	-2,6	1,1	-43,9%
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-28,6**	**-13,5**	**-15,1**	**112,1%**
Corporate income tax	10,4	-1,7	12,1	n.a.
Income/Loss attributed to minority interests	-1,8	2,7	-4,6	-166,6%
RETAINED PROFIT/LOSS FOR THE PERIOD	**-20,1**	**-12,5**	**-7,6**	**61,1%**

Sogecable

CONSOLIDATED BALANCE SHEETS

(Million euros)

ASSETS	March 31st 2006	March 31st 2005
Tangible fixed assets	196,4	218,9
Intangible assets	324,4	384,9
Long-term financial investments	6,0	7,2
Investments in associated companies	15,9	28,6
Deferred tax assets	1.309,4	1.315,3
Other non-current assets	13,2	15,6
Goodwill in consolidation	88,3	0,0
FIXED AND OTHER NON-CURRENT ASSETS	**1.953,6**	**1.970,5**
Inventories	185,3	174,4
Accounts receivable	299,7	278,6
Other current assets	38,9	38,5
Cash and cash equivalents	2,7	32,3
CURRENT ASSETS	**526,5**	**523,8**
TOTAL ASSETS	**2.480,1**	**2.494,3**

SHAREHOLDERS' EQUITY AND LIABILITIES	March 31st 2006	March 31st 2005
Capital stock	273,7	252,0
Equity reserves	713,6	444,2
Cumulative results	-598,0	-595,5
GROUP SHAREHOLDERS EQUITY	**389,3**	**100,7**
Minority Interests	2,6	35,9
TOTAL EQUITY	**391,9**	**136,6**
Long-term payables to financial entities	881,0	1.116,0
Other financial liabilities	210,6	393,9
Provisions	41,7	46,2
Deferred taxes	90,8	109,3
Other non-current liabilities	23,0	64,2
NON-CURRENT LIABILITIES	**1.247,0**	**1.729,7**
Short-term payables to financial entities	145,9	7,9
Trade accounts payable	637,6	501,7
Other non-trade debts	57,7	118,4
CURRENT LIABILITIES	**841,2**	**628,0**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**2.480,1**	**2.494,3**

Sogecable

CONSOLIDATED STATEMENTS OF CASH FLOW	First Quarter 2006	First Quarter 2005
(Million euros)		
Net income (loss)	**(20,1)**	**(12,5)**
Adjustments to income (loss)-		
Depreciation and amortisation	59,4	64,4
Deferred charges and deferred revenues transferred to income statei	(0,6)	(1,2)
Share in results of companies carried by the equity method	1,5	2,6
Financial results	8,1	12,3
Changes in provisions and other extraordinary results	(0,9)	0,1
Income (loss) attributed to minority interests	1,8	(2,7)
Corporate income tax	(10,4)	1,7
Funds obtained	**38,8**	**64,6**
Decrease (increase) in inventories	13,1	(29,5)
Decrease (increase) in receivables	(45,5)	37,1
Decrease (increase) in prepaid expenses	(36,8)	34,3
Decrease (increase) in accounts payable	57,9	3,2
Decrease (increase) in other debts	(11,8)	(7,7)
Changes in operating assets and liabilities (excluding financial items)	**(23,1)**	**37,4**
Cash provided by operations	**15,7**	**102,0**
Investments in films assets	(2,8)	(0,7)
Investments in tangible technical equipment	(14,1)	(6,3)
Subscriber acquisition cost	(14,4)	(12,4)
Financial investments	(111,7)	0,0
Other investments	(2,4)	(2,9)
Sales and retirements of fixed assets	2,1	4,6
Cash from (used in) investing activities	**(143,3)**	**(17,7)**
Capital increases	106,1	0,0
Increase (decrease) in long-term debt (excluding financial debts)	(0,0)	(15,9)
Cash from (used in) financing activities (excluding bank facilities)	**106,0**	**(15,9)**
Increase (decrease) of long-term bank facilities	(0,6)	(0,8)
Increase (decrease) of short-term bank facilities	30,9	(26,8)
Changes in cash and short-term financial investments	(0,7)	(28,5)
Cash from (used in) bank facilities	**29,6**	**(56,1)**
Financial expenses paid in the period	**(8,1)**	**(12,3)**
Funds obtained from (used in) financing activities	**127,5**	**(84,3)**

FINANCIAL EVOLUTION

In the first quarter of 2006, the highlights of Sogecable's results are as follows:

- ✓ Sogecable's Net Turnover totalled 436.6 million euros, an increase of 41.1 million euros compared to the same period in 2005. Advertising revenues as well as subscriber revenues are the main source of this increase.
- ✓ Excluding "Purchases", Sogecable's operating expenses only increased by 14.4 million euros year-on-year despite the new **Cuatro** activities.
- ✓ As of March 31st 2006 the Net Result generated by Sogecable represents a loss of 20.1 million euros, compared to the loss of 12.5 million euros incurred in the first quarter of 2005.
- ✓ EBIT of pay television activities reached 13.9 million euros, up 7.6% compared to the one achieved as of March 31st 2005.
- ✓ EBIT of free television operations represented a loss of 26.6 million euros as of March 31st 2006.
- ✓ In this quarter, Sogecable has bought all the minority stakes in Canal Satélite Digital by issuing 3,297,082 new shares of Sogecable.
- ✓ As of March 31st 2006, Sogecable's net bank debt stands at 1,045.9 million euros in comparison to 1,100.7 million euros at the end of the first quarter of 2005.

BREAKDOWN OF OPERATING RESULTS (I)

A breakdown of the two business lines in the income statement for the first quarter of 2006 is as follows:

Sogecable

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2006 & 2005 (First Quarter)

(Million euros)

	Pay television	Cuatro	Sogecable
TOTAL REVENUES	**406,5**	**30,9**	**437,5**
Net Turnover	405,7	30,9	436,6
Subscribers	*282,4*		*282,4*
Advertising	*6,3*	*28,9*	*35,2*
Other	*117,0*	*2,0*	*119,1*
Other operating revenues	0,8		0,8
OPERATING EXPENSES	**334,2**	**56,6**	**390,8**
Purchases	240,7	32,2	272,9
Personnel expenses	27,4	9,2	36,6
Other operating expenses	66,1	15,2	81,3
EBITDA	**72,3**	**-25,6**	**46,7**
Depreciation and amortisation	58,5	1,0	59,4
OPERATING INCOME/LOSS (EBIT)	**13,9**	**-26,6**	**-12,8**

BREAKDOWN OF OPERATING RESULTS (II)

The first quarter 2006 profit and loss account for pay television activities in comparison with the same period for 2005 is as follows:

Pay television

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st MARCH 2006 & 2005 (First Quarter)

(Million euros)

	First Quarter 2006	First Quarter 2005	Dif	% var
TOTAL REVENUES	**406,5**	**396,4**	**10,1**	**2,5%**
Net Turnover	405,7	395,5	10,2	2,6%
Subscribers	*282,4*	*270,3*	*12,0*	*4,5%*
Advertising	*6,3*	*17,4*	*-11,2*	*-64,1%*
Other	*117,0*	*107,7*	*9,3*	*8,7%*
Other operating revenues	0,8	0,9	-0,1	-8,8%
OPERATING EXPENSES	**334,2**	**319,2**	**15,0**	**4,7%**
Purchases	240,7	215,7	25,0	11,6%
Personnel expenses	27,4	32,5	-5,1	-15,8%
Other operating expenses	66,1	70,9	-4,8	-6,8%
EBITDA	**72,3**	**77,2**	**-4,9**	**-6,4%**
Depreciation and amortisation	58,5	64,4	-5,9	-9,2%
OPERATING INCOME/LOSS (EBIT)	**13,9**	**12,9**	**1,0**	**7,6%**

Note: Figures for 2006 reflect exclusively pay television activities. The figures for 2005 represent the consolidated Profit and Loss Account for the period in which Sogecable only conducted pay television activities.

Net Turnover

In the first quarter of 2006 Sogecable generated Net Turnover of 436.6 million euros. Of this amount, 405.7 million euros relate to pay television activities and 30.9 million euros were generated by **Cuatro**.


Net Turnover year-on-year evolution
Pay television
Cuatro
Million euros
436.6 m€
30,9
395,5
405,7
1Q05
1Q06

On this basis, comparable revenues with the same period of 2005, being those generated on pay television activities, have increased by 2.5%, representing growth of 10.0 million euros.

Cuatro, for which no comparable figures for the first quarter of 2005 are available, generated Net Revenues of 30.9 million euros.

Taking both businesses as whole, revenue growth has been achieved in all operating aggregates, as follows:


Operating revenues evolution in 1Q05 & 1Q06
Million euros
+4.5%
270,3
282,4
1Q05
1Q06
Pay television
Subscriber revenues
+101.6%
17,4
35.2
28,9
6,3
1Q05
1Q06
Pay television
Cuatro
Advertising revenues
+10.5%
107,7
119.1
2,0
117,1
1Q05
1Q06
Pay television
Cuatro
Other revenues

Subscriber revenues

Subscriber revenues represent the main line of Sogecable's activity, representing 65% of Sogecable's Net Sales Revenues as of March 31st 2006.

In the first quarter of 2006 Sogecable generated subscriber revenues of 282.4 million euros. This represents an increase of 4.5% compared to the same period in the prior year, when subscriber revenues were 270.3 million euros.

This quarter figure represents an increase of 12.0 million euros compared to the first quarter of 2005, during which period over 400,000 analogue subscribers were still enjoying ***CANAL+***.

During the first quarter there has been a significant increase in all items compared with the digital subscriber revenues generated in the first three months of 2005. Thus, the trend is growing in both subscription billings and revenues from options and pay-per-view services (especially in respect of football matches).

Advertising revenues

During the first quarter of 2006, Sogecable's advertising revenues totalled 35.2 million euros compared to 17.4 million euros recorded in the same period of 2005, which represents a year-on-year increase of 101.6%.


Advertising revenues in 1Q05 & 1Q06


Million euros
17.4
-11.2
+28.9
35.2
1Q05
Pay television
Cuatro
1Q06

In comparison with the first quarter of 2005, the end of ***CANAL+*** analogue broadcasts has resulted in the cessation of six hours per day open broadcasts, with the consequent impact on advertising revenues.

In this regard, the advertising revenues generated from pay television activities totalled 6.3 million euros during the period, representing a decrease of 11.2 million euros in comparison with the same period of 2005.

Meanwhile, **Cuatro** generated advertising revenues of 28.9 million euros in the first quarter of 2006, more than double the 13.3 million euros obtained in this respect since the commencement of broadcasts on November 7th 2005 and recorded in the last quarter of the prior year.

The main reasons for this favourable evolution of audiences were the commercial target positioning of the channel and the significant growth of the television advertising market in Spain during the first quarter of 2006 (affected by the comparison with Easter Week in the prior year).

Other revenues

In the first quarter of 2006, Other revenues of Sogecable totalled 119.1 million euros, an increase of 10.5% compared to the 107.7 million euros generated in the same period of 2005.

In comparison with the revenues recorded under this caption in the first quarter of the prior year, the main increases relate to revenues generated from the assignment of audiovisual rights to the Spanish Football League by Audiovisual Sport to other domestic and international operators.

Operating expenses

In the first quarter of 2006, operating expenses totalled 390.8 million euros. Of this amount, 334.2 million euros represent expenses incurred in pay television activities and 56.6 million euros to **Cuatro**.

Significant changes in the main Operating Expenses of Sogecable are as follows:

Purchases

Purchases totalled 272.9 million euros in the first quarter of 2006, compared to 215.7 million euros in this regard in the prior year.

The main increase in comparison with the amounts recorded in the first quarter of 2005 relate to costs incurred in the activities of **Cuatro**, which totalled 32.2 million euros.

In addition, the cost of content in the pay television activity for the first quarter of 2006 was 240.7 million euros, compared to 215.7 million euros in 2005. The main year-on-year increases arose in the cost of US studio rights (various payments were recorded in the first quarter of 2005 as a consequence of renegotiation), as well as the cost of football content. Meanwhile, significant reductions were recorded in the cost of other sports events.

Personnel Expenses

In the first quarter of 2006, Personnel Expenses totalled 36.6 million euros.

Personnel Expenses attributable to pay television expenses decreased year-on-year to 15.8% to a total of 27.4 million euros, as compared to 32.5 million euros in the first quarter of 2005.

Meanwhile, the personnel costs of **Cuatro** in the first quarter of 2006 totalled 9.2 million euros.

Sogecable's average headcount in the first three months of 2006 totalled 1,860 employees compared to 1,724 in the same period of 2005.

Other Operating Expenses

Other Operating Expenses of Sogecable for the first quarter of 2006 amounted to 81.3 million euros compared to 70.9 million euros recorded in the same period of the prior year.

The costs required for pay television activities have decreased year-on-year by 6.8% in the first quarter of 2006, totalling 66.1 million euros compared to 70.9 million euros incurred in the same period of the prior year.

In addition, Other Operating Expenses include costs of 15.2 million euros incurred in the activities of **Cuatro** during the quarter.

There have been no significant increases in any of the main accounts comprising this caption during the first quarter of 2006, although significant funds formerly assigned to pay television activities have been transferred to **Cuatro**.

The main year-on-year variations relate to the rise in the cost of advertising aimed at attracting subscribers, as well as in transmission costs related with Terrestrial Digital Television (TDT) broadcasts.

EBITDA

EBITDA of Sogecable for the first quarter of 2006 amounted to 46.7 million euros compared to 77.2 million euros recorded in the same period of 2005.

The activities of **Cuatro** during the first full quarter of operations represent the main reason for the year-on-year difference after booking a negative EBITDA of 25.6 million euros.

The EBITDA generated on the pay television activity for the first quarter of 2006 was 72.3 million euros, compared to 77.2 million euros in 2005.


Year-on-year EBITDA growth

Million euros


46.7 m€
77,2
72,3
-25,6
1Q 2005
1Q 2006
Pay television
Cuatro

EBIT

As of March 31st 2006, EBIT represents a loss of 12.8 million euros, compared to a profit of 12.9 million euros recorded at the same date in 2005.

In this period of 2006, the EBIT obtained by Sogecable on pay television activities represents a profit of 13.9 million euros, 7.6% more than the profit of 12.9 million euros recorded in the first quarter of 2005.

Meanwhile, **Cuatro** incurred an EBIT of -26.6 million euros.


Year-on-year EBIT evolution

Million euros


-12.8 m€
12,9
13,9
-26,6
1Q 2005
1Q 2006
Pay television
Cuatro

The downward trend in depreciation and amortisation has continued in the first quarter of 2006, resulting in a reduction of 4.9 million euros in this cost during the period, with a total charge of 59.4 million euros compared to 64.4 million euros recorded as of March 31st 2005. **Cuatro** represents 1.0 million euros in this respect out of the total cost recorded at 2006.

The main year-on-year variations again correspond to the progressive decline in the depreciation of digital decoders. However, subscriber cancellations recorded in the first quarter of 2006 have resulted in a slight increase in the expense incurred in this respect compared to the amounts recorded in the same period of the prior year.

Results

As of March 31st 2006 the Net Result generated by Sogecable represents a loss of 20.1 million euros, compared to the loss of 12.5 million euros incurred in the first quarter of 2005.

This year-on-year variation is basically due to the negative contribution of the **Cuatro** activity in the period, which was partially offset by the improvement in financial results (decrease of 9.5 million euros in the expense during the period compared to the first quarter of 2005) and balances from associated companies, where the loss represented by Sogecable's share in results generated a year-on-year reduction of 1.1 million euros in the loss incurred.

Investments

During the first quarter of 2006, Sogecable has made investments for a total of 145.4 million euros. As of March 31st 2005 investments totalled 22.3 million euros.

The main investments in this quarter, which amounted to 111.7 million euros, were related to the acquisition of the minority shareholdings in Canal Satélite Digital owned by Warner (10%) and Dalbergia (4.5%), as well as the 10% stake held by the former in Cinemanía, S.L. Of this amount, 5.6 million euros were paid in cash and 106.1 million euros by way of Sogecable shares.

In this connection, the Shareholders of Sogecable authorised the issue of 3,297,082 new shares at their Annual General Meeting held on March 21st 2006. These shares were awarded to the aforementioned companies in exchange for their minority holdings. The new shares were issued with a premium of 30.17 euros per share. Following this capital increase, Sogecable's share capital is represented by 136,861,713 shares with a par value of 2 euros each.

The remaining investments made in the period totalled 33.7 million euros, mainly applied to acquire decoders and the cost of attracting new subscribers to **DIGITAL+**.

Bank debt

As of March 31st 2006, the net bank debt drawn down by Sogecable amounts to 1.045,9 million euros, compared to 1.016,8 million euros as of December 31st 2005.

Funding needs related with the activities of **Cuatro** in the early months of broadcasts are the main source of the evolution of indebtedness during the quarter.

Net bank debt quarterly evolution


1.160
1.101
1.037
1.010
1.017
1.046
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

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APPENDIX II
RELEVANT FACTS

ITEMS 3 AND 4- Fact communicated on 8 February 2006

Sogecable reports that it has reached an agreement with Warner and Dalbergia to purchase their respective ownership interest in the share capital of Canal Satélite Digital S.L. (CDS). With this purchase, Sogecable increased its previous 85.5% stake in CSD to 100% of the share capital of this company.

Sogecable also reached an agreement with Warner to purchase Warner's 10% ownership interest in Cinemanía, S.L. Consequently, Sogecable will also increase its holding in this company to 100%.

The price set for Warner and Delbergia's holdings in CSD is €108.75 million, implying that the company's book value is €750 million. The price set for Warner's holding in Cinemanía S.L. is €2.9 million.

Of this amount, €5.6 million is to be paid in cash and the remainder is to be paid by means of the exchange of newly issued shares in CSD.Sogecable will propose a capital increase to the General Shareholders' Meeting, with disapplication of pre-emption rights , so that the shares may be fully subscribed by Warner and Dalbergia.

ITEMS 3,4,6,7 AND 14 – Fact communicated on 21 March 2006.

Sogecable reports the resolutions adopted by the General Shareholders' Meeting held on the same date, and particularly those relating to the modification of the composition of the Board of Directors, the amendment of the By-laws, and the resolution to increase capital by means of the issue of a number of shares resulting from rounding down the result of dividing 106,067,°8°.22 euros between the average

weighted price per volume during the five days prior to the Shareholders' Meeting, with the disapplication of pre-emption rights, given that the shares will be paid by means of the non-monetary contribution of shares of Canal Satélite Digital, S.L., and accordingly should be issued to the holders of these shares.

At its meeting following the General Shareholders' Meeting, the Board of Directors of Sogecable distributed the offices within the Board and appointed the members. of the Executive Committee, the Audit and Compliance Committee and the Appointment and Remuneration Committee. In this respect Mr. Rodolfo Martín Villa, proprietary director proposed by Telefónica de Contenidos S.A., was named Chairman of the Board of Directors and Mr. Javier Diez de Polanco, proprietary director proposed by Promotora de Informaciones, S.A. was named Chief Executive Officer.

ITEMS 3 AND 4. – Fact communicated on 31 March 2006

Sogecable communicates that on the date hereof, it has increased its share capital, as resolved at the Company's General Shareholders' Meeting held on 21 March, for the purpose of acquiring the ownership interests of TW Spanish TV Investments LLC (Warner) and Dalbergia in Canal Satélite Digital, S.L. by means of the exchange of shares of Sogecable for the stakes currently held byWarner (10%) and Dalbergia (4.5%) in Canal Satélite Digital S.L.

Following this increase, fully subscribed by Warner and Dalbegia, Sogecable wholly owns CanalSatélite Digital, S.L.

Sogecable has increased its share capital by 6,594,164 euros, by means of the issue of 3,297,082 new fully subscribed and paid shares, with a par value of 2 euros each.

The new shares have been issued with a premium of 30.17 euros per share, and accordingly, the total subscription value of each new share was 32.17 euros and the total subscription of the new shares amounts to 106,067,127.94 euros.

ITEM 6. – Fact communicated on 21 March 2005

At its meeting of the Board of Directors held on the same date prior to the Annual General Shareholders' Meeting, the Board resolved by unanimous vote that the entire Board would resign upon addressing item three on the agenda in order to allow the Shareholders' Meeting to appoint a Board in line with the Company's current share ownership structure following the completion and settlement of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones, S.A. (PRISA).

ITEM 14 – Fact communicated on 17 January 2006

SOGECABLE forwarded to the market its presentation of the performance of its lines of business in 2005, the launching of the broadcasts of its free television channel with national coverage "Cuatro", as well as the general lines of its future expectations.

ITEM 14 – Facts communicated on 23 and 24 January 2006

The Spanish National Securities Market Commission reported that its board meeting held on 23 January 2006, it adopted the resolution to authorise the takeover bid submitted by the PRISA Group on 2 November 2005.

On 24 January 2006, the Spanish National Securities Market Commission reported that the period of acceptance of this bid would extend from 24 January 2006 to 9 March 2006.

Sogecable

ITEM 14 – Facts communicated on 30 and 31 January 2006

The Company reported that at the meeting held by its Board of Directors on 30 January 2006, it approved a favourable report on the takeover bid launched by PRISA on Sogecable's shares and authorised by the Spanish National Securities Market Commission. The Board of Directors also resolved to call an Extraordinary General Shareholders' Meeting which will be at its registered office at first call, on 2 March, at noon, and at second call on March 3rd at the same time.

On 31 January 2006, the Company issued the Board of Director's report in relation to this takeover bid.

ITEM 14 – Fact communicated on 1 February 2006

The Company forwarded the agenda for its Extraordinary General Shareholders' Meeting to be held on 2 March or 3 March at first or second call.

ITEM 14 – Fact communicated on 14 February 2006

The Company forwarded information regarding its results for the second half of 2005. It also forwarded information on the adaptation of financial information to International Financial Reporting Standards, and the definitive effect thereof on the Group's consolidated financial statements for 2004 and 2005.

On the same date, the Company issued its Annual Corporate Governance report for 2005.

Sogecable

ITEM 14 – Fact communicated on 14 February 2006

The Company communicates the resolution of the Board of Directors to call a General Shareholders' Meeting . The Meeting is foreseeably to be held at first call, on 21 March 2006.

ITEM 14 – Fact communicated on 20 February 2006

The Company forwarded its notice of call of the Annual General Shareholders' Meeting which is foreseeably to be held at first call, on 21 March 2006 in Tres Cantos (Madrid). A copy of the agenda and the official notice of call are also forwarded.

ITEM 14 – Fact communicated on 2 March 2006

The Community communicates that an Extraordinary General Shareholders' Meeting is to be held on the date hereof to inform the shareholders of the takeover bid launched by Promotora de Informaciones, S.A. on the shares of Sogecable.

ITEM 14 – Fact communicated on 13 March 2006

The Spanish National Securities Market reported the successful completion of the takeover bid on the shares of Sogecable launched by Promotora de Informaciones, S.A. Since the acceptance statements comprise a number of shares higher than the maximum bid limit, the rules on distribution and prorating under the law in force and in the Prospectus on the bid, and consequently a total of 26,712,774 shares were issued, equal to 20% of the share capital of Sogecable, S.A.

Sogecable

ITEM 14 – Facts communicated on 21 March 2006

The Company forwards the speeches given by the Chairman and Chief Executive Officer at the Annual General Shareholders Meeting held on the same date.

ITEM 14 - Fact communicated on 28 March 2006

The Company forwards the presentation to its investors and analysts regarding the performance of its lines of Business and the key indicators thereof.